United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 2 July 2021

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes Â No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes Â No ☒

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COCA-COLA EUROPACIFIC PARTNERS

Results for the six months ended 2 July 2021

Strong first-half performance, driven by strong Q2 reflecting the easing of pandemic restrictions and ongoing solid in-market execution

	H1 2021 Metric[1]	As Reported	Comparable [1]	Change vs H1 2020			Pro forma Comparable [3]	Change vs H1 2020
				As Reported	Comparable [1]	Comparable Fx-Neutral [1]		Pro forma Comparable [3]	Pro forma Comparable Fx-Neutral[3]
Total CCEP	Volume (M UC)[2]	1,227	1,227	18.0%	15.5%		1,442	6.0%
	Revenue (€M)	5,918	5,918	22.5%	22.5%	21.5%	6,974	13.0%	11.5%
	Cost of sales (€M)	3,840	3,791	21.0%	19.5%	19.0%	4,409	11.0%	10.0%
	Operating expenses (€M)	1,558	1,436	11.0%	13.0%	12.5%	1,763	3.0%	2.0%
	Operating profit (€M)	520	691	94.0%	73.5%	71.0%	802	61.0%	58.0%
	Profit after taxes (€M)	246	500	95.0%	93.0%	90.5%
	Diluted EPS (€)	0.53	1.09	89.5%	91.0%	87.5%
	Revenue per UC (€)		4.78			3.0%	4.78		3.0%
	Cost of sales per UC (€)		3.07			0.5%	3.02		1.5%
	Free cash flow (€M)		648

Europe	Volume (M UC)[2]	1,121	1,121	8.0%	5.5%		1,121	5.5%
	Revenue (€M)	5,385	5,385	11.5%	11.5%	10.5%	5,385	11.5%	10.5%
	Operating profit (€M)	505	631	88.5%	58.5%	57.0%	631	58.5%	57.0%
	Revenue per UC (€)		4.77			2.5%	4.77		2.5%

API	Volume (M UC)[2]	106	106				321	8.0%
	Revenue (€M)	533	533				1,589	19.0%	15.5%
	Operating profit (€M)	15	60				171	71.0%	63.0%
	Revenue per UC (€)		4.89				4.80		4.0%

DAMIAN GAMMELL, CHIEF EXECUTIVE OFFICER, SAID:
“We are pleased to report a strong H1 performance, as we confidently navigate the varied impact of the pandemic across our markets, with our focus remaining on supporting our people, customers and communities. Top-line growth, operating margin improvement and stronger free cash flow generation demonstrate the strength of our business and the successful integration of Coca-Cola Amatil. We continue to be excited by this opportunity, being unlocked through the great collaboration and sharing across all our European markets and API. I would also like to highlight the extraordinary efforts and high engagement of all our colleagues, to whom I am extremely grateful.
“Together with The Coca-Cola Company and our other franchise partners, our collective focus on our core brands alongside solid in-market execution has served us well, growing share7 both instore and online. We are resolved in our determination to move further and faster towards a stronger and even more sustainable future. We continue to protect our business for the short-term whilst engaging in ongoing transformational programmes. We are taking meaningful actions to adjust our cost base to be fit and competitive for the longer-term, and we continue to invest for future growth, particularly in digital, sustainability, our portfolio and our people. Our digital business is on track for record revenues this year. We are progressing towards our 2040 net zero carbon ambition, recently announcing plans to accelerate our use of recycled plastic (rPET), saving an additional 43,000 tonnes of virgin plastic each year. I am also extremely proud that two of our manufacturing sites have recently been certified carbon neutral. And we are driving future revenue streams like Costa and Topo Chico, with exciting portfolio plans for the balance of the year.
“Whilst we are reassured by the pace of recovery and are cautiously optimistic, our strong H1 performance and full-year guidance for 2021 demonstrate our confidence in the future of our business. We will go further together, creating greater, more sustainable value for all stakeholders.”
___________________________
1.Refer to ‘Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures’ for further details and to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable and reported to pro forma comparable results; Change percentages against prior year equivalent period unless stated otherwise
2.A unit case equals approximately 5.678 litres or 24 8-ounce servings
3.Pro forma figures as if the acquisition of Coca-Cola Amatil Limited occurred at the beginning of the period presented for illustrative purposes only, it is not intended to estimate or predict future financial performance or what actual results would have been. Acquisition completed on 10 May 2021. Prepared on a basis consistent with CCEP accounting policies and include transaction accounting adjustments for the period 1 January to 10 May. Refer to ‘Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures’ for further details.
Note: All footnotes included after the ‘About CCEP’ section

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Q2 & H1 HIGHLIGHTS[1],[3]
Q2 Pro forma revenue (+29.0%)[4]
(Reported revenue +53.5%)
•Pro forma comparable volume +22.0%[5] driven by the reopening of Away from Home (AFH) given the easing of restrictions across most of our markets & the cycling of soft comparables (volumes Q2 2020 -22.0% vs 2019; Q2 2021 -5.0% vs 2019)
◦volumes by channel: AFH +54.0% reflecting reopenings (-14.5% vs 2019) & recovery of immediate consumption (IC) packs; Home +8.0% (+2.0% vs 2019) supported by recovery of IC & continued growth in future consumption packs (e.g. multipack cans +3.5%[6] vs 2020; +19.0%[6] vs 2019)
•Recent trading impacted by renewed restrictions in API, soft international tourism & tougher comparables in other markets with July & August combined pro forma comparable volume slightly down (volumes Q3 2020 -4.0% vs 2019)
•Pro forma revenue per unit case +6.0%[2],[4] reflecting positive pack & channel mix driven by the improvement in AFH volumes & growth in IC packs alongside favourable price & brand mix
H1 Pro forma revenue (+11.5%)[4]
(Reported revenue +22.5%)
•NARTD value share growth[7] across measured channels both in store (+60bps) & online (+100bps)
•Pro forma comparable volume +6.0%[5] driven by Q2 (see above) & the cycling of soft comparables (volumes H1 2020 -13.0% vs 2019; H1 2021 -7.5% vs 2019)
•Pro forma revenue per unit case +3.0%[2],[4] (+0.5%[8] vs 2019) reflecting favourable brand mix alongside positive pack & channel mix driven by the improvement in AFH volumes in Q2 & favourable underlying price
H1 Pro forma comparable operating profit +58.0%[4]
(Reported operating profit +94.0%)
•Pro forma cost of sales per unit case +1.5%[2],[4] reflecting increased revenue per unit case driving higher concentrate costs, emerging commodity inflation & adverse mix, partially offset by the favourable recovery of fixed manufacturing costs given higher volumes
•Pro forma comparable operating profit of €802m, +58.0%[4] reflecting the increased revenue, the benefit of ongoing efficiency programmes & our continuous efforts on discretionary spend optimisation
H1 EPS
•Comparable diluted EPS of €1.09, +87.5%[4] (reported +89.5%)
Other
•Coca-Cola Amatil acquisition completed 10 May 2021, integration well underway and on track
•Sustainability highlights:
◦rPET: Belgium & Luxembourg to become a 100% market & GB moving all on-the-go packs to 100%. Announced industry partnerships to build new PET recycling facilities in Australia & Indonesia
◦Signed up to the EU Code of Conduct on Responsible Business & Marketing Practices
◦Two manufacturing sites in Spain & Sweden certified carbon neutral
•Today, CCEP announces that it is transferring its US stock exchange listing to The NASDAQ Global Select Market from The New York Stock Exchange. CCEP’s shares are expected to begin trading as a NASDAQ-listed security on 13 September 2021, and will continue to trade under the ticker symbol CCEP. All other listings will remain unchanged
•Dividend: as previously stated, full-year dividend to be announced at Q3 to reflect the earnings of the enlarged business[10]

FY21 GUIDANCE
The outlook for FY21 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor ongoing developments. Guidance is on a comparable basis, reflecting the timing impact of the acquisition of API which completed on 10 May 2021, and based on actual FX rates.
•Revenue: comparable growth of 26-28%[9]
•Operating profit: comparable growth of 40-44%[9]
•Comparable effective tax rate: ~20%[9]
•Dividend payout ratio: c.50%[9],[10]

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Second-quarter & First-half Revenue Performance by Geography[1]
All values are unaudited, changes versus equivalent 2020 period

	Second-quarter			First-half
			Fx-Neutral			Fx-Neutral
	€ million	% change	% change	€ million	% change	% change
Great Britain	694	30.5%	27.5%	1,192	16.0%	15.0%
France[12]	485	23.0%	23.0%	896	11.0%	11.0%
Germany	624	25.5%	25.5%	1,091	7.5%	7.5%
Iberia[13]	649	67.5%	67.5%	1,069	16.5%	16.5%
Northern Europe[14]	640	17.0%	14.0%	1,137	6.0%	4.0%
Total Europe	3,092	31.0%	29.5%	5,385	11.5%	10.5%
API[11] (Pro forma)[3]	792	32.5%	27.0%	1,589	19.0%	15.5%
Total CCEP (Pro forma)[3]	3,884	31.5%	29.0%	6,974	13.0%	11.5%
API
•Cycling the strongest pandemic impact in Q2, volumes reflect minimal restrictions in Australia & NZ & a strong Ramadan period in Indonesia (ahead of renewed restrictions). Strong growth in the Home channel in Australia. Coca-Cola No Sugar outperformed in Australia & Monster continued to grow in all markets in both Q2 & H1. Sparkling outperformed in Indonesia during the festive period led by Fanta.
•Revenue/UC[15] growth supported by positive pack & channel mix given the lifting of restrictions & underlying favourable price.
France
•Volumes reflect the reopening of AFH given easing restrictions & cycling soft comparables. Continued growth in the Home channel led by IC pack formats. Coca-Cola Zero Sugar, Monster & Capri-Sun all outperformed in both Q2 & H1.
•Revenue/UC[15] broadly flat due to positive pack & brand mix offset by normalised promotional activity & frequency.
Germany
•Volume growth driven by the reopening of AFH given easing of restrictions & cycling soft comparables & customer disruptions last year. Continued momentum in the Home channel helped by the border trade business. Coca-Cola Zero Sugar, Monster & Fuze Tea all outperformed.
•Revenue/UC[15] growth supported by positive brand mix driven by Monster & the proactive delisting of some PET waters, alongside positive pack mix & favourable underlying price.
Great Britain
•Volumes reflect strong AFH rebound & restocking following the easing of restrictions, increased domestic tourism & cycling soft comparables. Continued growth in the Home channel led by IC pack formats. During both Q2 & H1, Coca-Cola Zero Sugar & Monster continued to outperform, with volumes up vs 2019.
•Revenue/UC[15] growth supported by positive brand mix led by Monster & positive pack mix driven by increased mobility.
Iberia
•Volumes driven by the reopening of AFH given easing restrictions, particularly in Spain which over-indexes in its exposure to HoReCa[16]. Weaker Home volumes reflect the increased Spanish VAT rate within this channel. Strong recovery of glass & Monster outperformed in all channels during both Q2 & H1.
•Revenue/UC[15] growth supported by improving pack & channel mix driven by the reopening of HoReCa[16] outlets & positive underlying price.
Northern Europe
•Volumes reflect the reopening of AFH given easing of restrictions, increased domestic tourism & cycling soft comparables. Continued growth in the Home channel led by cans e.g. small cans Q2:+41.5% & H1:+52.5%. Coca-Cola Zero Sugar, Monster & Capri-Sun all outperformed in both Q2 & H1, with volumes up vs 2019.
•Revenue/UC[15] (excluding soft drinks taxes[17]) growth driven by underlying price & positive pack mix as demand for IC packs increased. Channel mix & brand mix were also favourable during the quarter.
___________________________
Note: All values are unaudited and all references to volumes are on a comparable basis

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Second-quarter & First-half Pro forma Volume Performance by Category[1],[3]
Comparable volumes, changes versus equivalent 2020 period.

	Second-quarter		First-half
	% of Total	% Change	% of Total	% Change[5]
Sparkling	84.5%	18.5%	84.5%	6.0%
Coca-ColaTM	58.5%	16.0%	59.0%	4.5%
Flavours, Mixers & Energy	26.0%	24.5%	25.5%	10.0%
Stills	15.5%	45.0%	15.5%	5.5%
Hydration	7.5%	45.0%	7.5%	(1.0)%
RTD Tea, RTD Coffee, Juices & Other[18]	8.0%	45.0%	8.0%	13.0%
Total	100.0%	21.5%	100.0%	6.0%

Coca-ColaTM
•H1 Classic +3.0%; Lights +7.5% driven by reopening of AFH following the easing of restrictions & strong performance by the reformulated & rebranded Coca-Cola Zero Sugar (+11.0%)
•H1 Coca-Cola Zero Sugar in growth vs 2019 (+10.0%)

Flavours, Mixers & Energy
•Q2 Fanta +24.5%; H1 +8.0% driven by the reopening of AFH following the easing of restrictions & a strong Ramadan period in Indonesia
•H1 Energy +36.5% reflecting continued growth across all markets led by Monster from strong innovation, distribution & value share growth[7] (+170bps)

Hydration
•H1 water -5.5% reflecting continued impact of the pandemic & its exposure to IC across both channels, partially offset by Sports (+15.5%)
•Q2 Sparkling Water delivered solid growth in Australia (+37.0% vs 2019) driven by the launch of new flavours & new multi-pack can formats

RTD Tea, RTD Coffee, Juices & Other[18]
•Q2 Juice drinks +46.5%; H1 +15.5% driven by increased on-the-go occasions following the easing of restrictions & solid growth in Capri Sun (H1:+16.5% vs 2019)
•H1 Fuze Tea in growth vs 2019 (8.5%[6]) & continuing to grow value share in Europe[7]
•H1 Alcohol delivered strong growth in Australia (+5.0% vs 2019) driven by Spirits & RTD

___________________________
Note: All references to volumes are on a comparable basis

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Conference Call (with presentation)
•2 September 2021 at 12:30 BST, 13:30 CEST & 7:30 a.m. EDT; via www.cocacolaep.com
•Replay & transcript will be available at www.cocacolaep.com as soon as possible

Financial Calendar
•Third-quarter 2021 trading update: 9 November 2021
•Financial calendar available here: https://ir.cocacolaep.com/financial-calendar/

Contacts
Investor Relations
Sarah Willett            Joe Collins            Claire Copps
+44 7970 145 218        +44 7583 903 560        +44 7980 775 889
Media Relations
Shanna Wendt            Nick Carter
+44 7976 595 168        +44 7979 595 275

About CCEP
Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving 600 million consumers and helping 1.75 million customers across 29 countries grow.
We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.
The Company is currently listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange and on the Spanish Stock Exchanges, trading under the symbol CCEP. On 2 September 2021 CCEP announced that it is transferring its US stock exchange listing to The NASDAQ Global Select Market from The New York Stock Exchange. CCEP’s shares are expected to begin trading as a NASDAQ-listed security on 13 September 2021, and will continue to trade under the ticker symbol CCEP.
For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.

___________________________
1.Refer to ‘Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures’ for further details and to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable and reported to pro forma comparable results; Change percentages against prior year equivalent period unless stated otherwise
2.A unit case equals approximately 5.678 litres or 24 8-ounce servings
3.Pro forma figures as if the acquisition of Coca-Cola Amatil Limited occurred at the beginning of the period presented for illustrative purposes only, it is not intended to estimate or predict future financial performance or what actual results would have been. Acquisition completed on 10 May 2021. Prepared on a basis consistent with CCEP accounting policies and include transaction accounting adjustments for the period 1 January to 10 May. Refer to ‘Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures’ for further details
4.Comparable & FX-neutral
5.Adjusted for 3 extra selling days in Q1; no selling day shift in Q2; CCEP H1 pro forma volume +8.5% vs 2020
6.Europe only
7.NARTD (non-alcoholic ready to drink) Nielsen Global Track YTD Data to w/e IS 20.Jun.21, GB 03.Jul.21, AUS ES PT DE FR BE NL NZ SE & NO 04.Jul.21; Energy = Energy category. Online Data is for available markets YTD to GB 03.Jul.21 (Retailer EPOS+Nielsen), ES FR & NL 04.Jul.21 (Nielsen)
8.Management’s best estimate
9.Reflects the timing impact of the acquisition of API which completed on 10 May 2021; based on actual FX rates as at 26 August 2021
10.Dividends subject to Board approval
11.Includes Australia, New Zealand & the Pacific Islands, Indonesia & Papua New Guinea
12.Includes France & Monaco
13.Includes Spain, Portugal & Andorra
14.Includes Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
15.Revenue per unit case
16.HoReCa = Hotels, Restaurants & Cafes
17.Northern Europe revenue per unit case declined in Q2 & H1 as a result of changes to Norwegian Soft Drink Taxes
18.RTD refers to Ready to Drink; Other includes Alcohol & Coffee

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together “CCEP” or the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.
Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections, including with respect to the acquisition of Coca-Cola Amatil Limited and its subsidiaries (together “CCL” or “API”) completed on 10 May 2021 (the “Acquisition”). As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to:
1. those set forth in the “Risk Factors” section of CCEP’s 2020 Annual Report on Form 20-F filed with the SEC on 12 March 2021, including the statements under the following headings: Business continuity and resilience (such as the adverse impact that the COVID-19 pandemic and related government restrictions and social distancing measures implemented in many of our markets, and any associated economic downturn, global supply chain pressure, availability of key materials, may have on our financial results, operations, workforce and demand for our products); Packaging (such as refillables and the increased footprint of our packaging in developing markets with limited plastic waste collection and recycling infrastructure); Cyber and social engineering attacks and IT infrastructure; Economic and political conditions (such as the UK’s exit from the EU, the EU-UK Trade and Cooperation Agreement, uncertainty about the future relationship between the UK and EU and ongoing economic instability in Papua New Guinea); Market (such as disruption due to customer negotiations, customer consolidation and route to market); Legal, regulatory and tax (such as the development of regulations regarding packaging, taxes and deposit return schemes);Climate change and water (such as net zero emission legislation and regulation, resource scarcity and physical manifestations of climate change in the Australia, Pacific and Indonesia region such as increased temperatures, altered rainfall patterns, more frequent or intense extreme events such as heatwaves, drought, storms and increased frequency of natural disasters); Perceived health impact of our beverages and ingredients, and changing consumer buying trends (such as sugar alternatives and other ingredients); Competitiveness, business transformation and integration (such as reduction of total debt outstanding for the funding of the acquisition); People and wellbeing (such as the risk of serious injury through industrial and traffic accidents, particularly in Indonesia); Relationship with The Coca-Cola Company (“TCCC”) and other franchisors; Product quality; and Other risks as updated and supplemented with the additional information set forth in the “Principal Risks and Risk Factors” section of this document (such as in relation to the impacts of the Acquisition, COVID-19, the potential for fraudulent activity to create negative reputational and cultural impacts and the existence of corruption risks, particularly in developing markets such as Indonesia, Papua New Guinea and the Pacific Islands);
2. those set forth in the "Business and Sustainability Risks" section of CCL's 2020 Financial and Statutory Reports including the statements under the following headings: COVID-19 related risks; TCCC and other brand partners relationship risk; Economic and political risks; Cyber risk; Foreign exchange risk; Key personnel risk; Beverage industry risk; Regulatory risk; Corporate social responsibility risk; Climate change risk; Supply chain risk; Litigation and legal disputes risk; Malicious product tampering risk; Workplace Health & Safety (“WHS”) risk; Business interruption risk; Product quality risk; Fraud risk; and
3. risks and uncertainties relating to the Acquisition, including the risk that the businesses will not be integrated successfully or such integration may be more difficult, time consuming or costly than expected, which could result in additional demands on CCEP’s resources, systems, procedures and controls, disruption of its ongoing business and diversion of management’s attention from other business concerns; the possibility that certain assumptions with respect to API or the Acquisition could prove to be inaccurate; burdensome conditions imposed in connection with any regulatory approvals; ability to raise financing; the potential that the Acquisition may involve unexpected liabilities for which there is no indemnity; the potential failure to retain key employees as a result of the Acquisition or during integration of the businesses and disruptions resulting from the Acquisition, making it more difficult to maintain business relationships; the potential for (i) negative reaction from financial markets, customers, regulators, employees and other stakeholders, (ii) litigation related to the Acquisition.
The full extent to which the COVID-19 pandemic will negatively affect CCEP and the results of its operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.
Due to these risks, CCEP’s actual future results, dividend payments, capital and leverage ratios, growth, market share, tax rate, efficiency savings, and the results of the integration of the businesses following the Acquisition, including expected efficiency and combination savings, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements (including those issued by CCL prior to the Acquisition). These risks may also adversely affect CCEP’s share price. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Furthermore, CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s or CCL’s public statements (whether prior or subsequent to the Acquisition) may prove to be incorrect. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. Furthermore, CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s or CCL’s public statements (whether prior or subsequent to the Acquisition) may prove to be incorrect.

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Note Regarding the Presentation of Pro forma financial information and Alternative Performance Measures
Pro forma financial information
Pro forma financial information has been provided in order to illustrate the effects of the acquisition of Coca-Cola Amatil Limited (CCL or API) on the results of operations of CCEP and allow for greater comparability of the results of the combined group between periods. The Pro forma financial information has been prepared for illustrative purposes only and because of its nature, addresses a hypothetical situation. It is based on information and assumptions that CCEP believes are reasonable, including assumptions as at 1 January 2021 and 1 January 2020 relating to acquisition accounting provisional fair values of API assets and liabilities which are assumed to be equivalent to those that have been provisionally determined as of the acquisition date, on a constant currency basis. The Pro forma information also assumes the interest impact of additional debt financing reflecting the actual weighted average interest rate for Acquisition financing of c.0.40% for all periods presented. Acquisition costs included in 2020 Pro forma financial information are assumed to be equivalent to those incurred in 2021.
The Pro forma financial information does not intend to represent what CCEP’s results of operations actually would have been if the acquisition had been completed on the dates indicated, nor does it intend to represent, predict or estimate the results of operations for any future period or financial position at any future date. In addition, it does not reflect ongoing cost savings that CCEP expects to achieve as a result of the acquisition or the costs necessary to achieve these cost savings or synergies. As pro forma information is prepared to illustrate retrospectively the effects of future transactions, there are limitations that are inherent to the nature of pro forma information. As such, had the acquisition taken place on the dates assumed, the actual effects would not necessarily have been the same as those presented in the Pro Forma financial information contained herein.
Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measures.
For purposes of this document, the following terms are defined:
‘‘As reported’’ are results extracted from our condensed consolidated interim financial statements.
‘‘Pro forma’’ includes the results of CCEP and API as if the Acquisition had occurred at the beginning of the period presented, including acquisition accounting adjustments relating to provisional fair values. Pro forma also includes impact of the additional debt financing costs incurred by CCEP in connection with the Acquisition for all periods presented.
"Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, acquisition and integration related costs, inventory fair value step up related to acquisition accounting, the impact of the closure of the GB defined benefit benefit pension scheme and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.
‘‘Pro forma Comparable’’ is defined as the pro forma results excluding items impacting comparability, as described above.
‘‘Fx-neutral’’ is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash.
‘‘Free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and interest paid. Free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary lease and interest payments. Free cash flow is not intended to represent residual cash flow available for discretionary expenditures.
‘‘Adjusted EBITDA’’ is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of period over period financial performance. Adjusted EBITDA does not reflect cash expenditures, or future requirements for capital expenditures or contractual commitments. Further, adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and adjusted EBITDA does not reflect cash requirements for such replacements.
‘‘Net Debt’’ is defined as the net of cash and cash equivalents less borrowings and adjusted for the fair value of hedging instruments related to borrowings and other financial assets/liabilities related to borrowings. We believe that reporting net

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debt is useful as it reflects a metric used by the Group to assess cash management and leverage. In addition, the ratio of net debt to adjusted EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.
‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.
Additionally, within this document, we provide certain forward-looking non-GAAP financial Information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

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Supplementary Financial Information - Income Statement - Reported to Comparable
The following provides a summary reconciliation of CCEP’s reported and comparable results for the first six months ended 2 July 2021 and 26 June 2020:

First Six Months 2021	As Reported	Items impacting Comparability					Comparable
Unaudited, in millions of € except per share data which is calculated prior to rounding	CCEP	Restructuring Charges [1]	Defined benefit plan closure[2]	Acquisition and Integration related costs [3]	Inventory step up costs [4]	Net Tax [5]	CCEP
Revenue	5,918	—	—	—	—	—	5,918
Cost of sales	3,840	(4)	3	—	(48)	—	3,791
Gross profit	2,078	4	(3)	—	48	—	2,127
Operating expenses	1,558	(88)	6	(40)	—	—	1,436
Operating profit	520	92	(9)	40	48	—	691
Total finance costs, net	64	—	—	(3)	—	—	61
Non-operating items	1	—	—	—	—	—	1
Profit before taxes	455	92	(9)	43	48	—	629
Taxes	209	28	4	1	5	(118)	129
Profit after taxes	246	64	(13)	42	43	118	500

Attributable to:
Shareholders	244	64	(13)	42	42	118	497
Non-controlling interest	2	—	—	—	1	—	3
Profit after taxes	246	64	(13)	42	43	118	500

Diluted earnings per share (€)	0.53	0.14	(0.03)	0.10	0.09	0.26	1.09

First Six Months 2020	As Reported	Items impacting Comparability			Comparable
Unaudited, in millions of € except share data which is calculated prior to rounding	CCEP	Mark-to-market effects [6]	Restructuring Charges [1]	Net Tax [5]	CCEP
Revenue	4,837	—	—	—	4,837
Cost of sales	3,168	—	—	—	3,168
Gross profit	1,669	—	—	—	1,669
Operating expenses	1,401	(6)	(124)	—	1,271
Operating profit	268	6	124	—	398
Total finance costs, net	55	—	—	—	55
Non-operating items	2	—	—	—	2
Profit before taxes	211	6	124	—	341
Taxes	85	1	33	(37)	82
Profit after taxes	126	5	91	37	259

Attributable to:
Shareholders	126	5	91	37	259
Non-controlling interest	—	—	—	—	—
Profit after taxes	126	5	91	37	259

Diluted earnings per share (€)	0.28	0.01	0.20	0.08	0.57
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent the impact of the closure of the GB defined benefit pension scheme to future benefits accrual on 31 March 2021.
[3] Amounts represent cost associated with the acquisition and integration of API.
[4] Amounts represent the non-recurring impact of provisional fair value step-up of API finished goods.
[5] Amounts include the deferred tax impact related to income tax rate and law changes.
[6] Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges.

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Supplementary Financial Information - Income Statement - Reported to Pro forma Comparable
The following provides a summary reconciliation of CCEP’s reported and pro forma comparable results for the first six months ended 2 July 2021 and 26 June 2020:

First Six Months 2021	As Reported	Pro forma adjustments API [A]	Transaction accounting adjustments [B]	Pro forma Combined	Items impacting Comparability [E]	Pro forma Comparable
Unaudited, in millions of € except share data which is calculated prior to rounding	CCEP			CCEP		CCEP
Revenue	5,918	1,056	—	6,974	—	6,974
Cost of sales	3,840	616	2	4,458	(49)	4,409
Gross profit	2,078	440	(2)	2,516	49	2,565
Operating expenses	1,558	323	68	1,949	(186)	1,763
Operating profit	520	117	(70)	567	235	802
Total finance costs, net	64	12	13	89	(3)	86
Non-operating items	1	(1)	—	—	—	—
Profit before taxes	455	106	(83)	478	238	716
Taxes	209	28	(23)	214	(61)	153
Profit after taxes	246	78	(60)	264	299	563

Attributable to:
Shareholders	244	75	(61)	258	298	556
Non-controlling interest	2	3	1	6	1	7
Profit after taxes	246	78	(60)	264	299	563

Diluted earnings per share (€)	0.53	0.16	(0.13)	0.56	0.66	1.22
__________________________
[A] Amounts represent adjustments to include API financial results prepared on a basis consistent with CCEP accounting policies, as if the Acquisition had occurred on 1 January 2021 and excludes API acquisition and integration related costs.
[B] Amounts represent transaction accounting adjustments for the period 1 January to 10 May as if the Acquisition had occurred on 1 January 2021. These include the depreciation and amortisation impact relating to provisional fair values for intangibles and property plant and equipment, the interest impact of additional debt financing reflecting the actual weighted average interest rate for Acquisition financing of c.0.40% and the inclusion of acquisition and integration related costs incurred by API prior to the Acquisition.

First Six Months 2020	As Reported	Historical adjusted API [C]	Transaction accounting adjustments [D]	Pro forma Combined	Items impacting Comparability [E]	Pro forma Comparable
Unaudited, in millions of € except share data which is calculated prior to rounding	CCEP			CCEP		CCEP
Revenue	4,837	1,335	—	6,172	—	6,172
Cost of sales	3,168	794	52	4,014	(48)	3,966
Gross profit	1,669	541	(52)	2,158	48	2,206
Operating expenses	1,401	546	111	2,058	(350)	1,708
Operating profit	268	(5)	(163)	100	398	498
Total finance costs, net	55	19	21	95	(3)	92
Non-operating items	2	7	—	9	(7)	2
Profit before taxes	211	(31)	(184)	(4)	408	404
Taxes	85	(3)	(35)	47	52	99
Profit after taxes	126	(28)	(149)	(51)	356	305

Attributable to:
Shareholders	126	(5)	(149)	(28)	330	302
Non-controlling interest	—	(23)	—	(23)	26	3
Profit after taxes	126	(28)	(149)	(51)	356	305

Diluted earnings per share (€)	0.28	(0.01)	(0.33)	(0.06)	0.72	0.66
__________________________
[C] Amounts represent adjustments to reflect API financial results as if the Acquisition had occurred on 1 January 2020. The impact of adjustments made to API’s historical financial statements in order to present them on a basis consistent with CCEP’s accounting policies is provided in Note 1.
[D] Amounts represent transaction accounting adjustments for the period 1 January to 26 June as if the Acquisition had occurred on 1 January 2020. These include the depreciation and amortisation impact relating to provisional fair values for intangibles and property plant and equipment, the non-recurring impact of the provisional fair value step-up of API finished goods, the interest impact of additional debt financing reflecting the actual weighted average interest rate for Acquisition financing of c.0.40% and the inclusion of acquisition related costs.
[E] Items impacting comparability represents amounts included within Pro forma Combined CCEP affecting the comparability of CCEP’s year-over-year financial performance and are set out in the corresponding table below:

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First Six Months 2021	Items impacting Comparability
Unaudited, in millions of € except share data which is calculated prior to rounding	Restructuring Charges [1]	Defined benefit plan closure[2]	Acquisition and Integration related costs [3]	Inventory step up costs [4]	Net Tax [5]	Other [6]	Total items impacting Comparability
Revenue	—	—	—	—	—	—	—
Cost of sales	(4)	3	—	(48)	—	—	(49)
Gross profit	4	(3)	—	48	—	—	49
Operating expenses	(88)	6	(100)	—	—	(4)	(186)
Operating profit	92	(9)	100	48	—	4	235
Total finance costs, net	—	—	(3)	—	—	—	(3)
Non-operating items	—	—	—	—	—	—	—
Profit before taxes	92	(9)	103	48	—	4	238
Taxes	28	4	19	5	(118)	1	(61)
Profit after taxes	64	(13)	84	43	118	3	299

Attributable to:
Shareholders	64	(13)	84	42	118	3	298
Non-controlling interest	—	—	—	1	—	—	1
Profit after taxes	64	(13)	84	43	118	3	299

Diluted earnings per share (€)	0.14	(0.03)	0.19	0.09	0.26	0.01	0.66

First Six Months 2020	Items impacting Comparability
Unaudited, in millions of € except share data which is calculated prior to rounding	Restructuring Charges [1]	Acquisition and Integration related costs [3]	Inventory step up costs [4]	Mark-to-market effects [7]	Net Tax [5]	Impairment [8]	Other [6]	Total items impacting Comparability
Revenue	—	—	—	—	—	—	—	—
Cost of sales	—	—	(48)	—	—	—	—	(48)
Gross profit	—	—	48	—	—	—	—	48
Operating expenses	(124)	(100)	—	(6)	—	(116)	(4)	(350)
Operating profit	124	100	48	6	—	116	4	398
Total finance costs, net	—	(3)	—	—	—	—	—	(3)
Non-operating items	—	—	—	—	—	—	(7)	(7)
Profit before taxes	124	103	48	6	—	116	11	408
Taxes	33	19	5	1	(37)	29	2	52
Profit after taxes	91	84	43	5	37	87	9	356

Attributable to:
Shareholders	91	84	42	5	37	62	9	330
Non-controlling interest	—	—	1	—	—	25	—	26
Profit after taxes	91	84	43	5	37	87	9	356

Diluted earnings per share (€)	0.20	0.18	0.09	0.01	0.08	0.14	0.02	0.72
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent the impact of the closure of the GB defined benefit pension scheme to future benefits accrual on 31 March 2021.
[3] Amounts represent cost associated with the acquisition and integration of API.
[4] Amounts represent the non-recurring impact of the provisional fair value step-up of API finished goods. For 2021, these charges are included within the As Reported results. For 2020, these charges are included within Transaction accounting adjustments.
[5] Amounts include the deferred tax impact related to income tax rate and law changes.
[6] Amounts represent charges incurred prior to Acquisition classified as non-trading items by API which are not expected to recur.
[7] Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges.
[8]Amounts represent the charges recognised by API relating to the impairment of Indonesia and Fiji during H1 2020.

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Note 1: Adjustments to API’s financial statements
The financial statements below illustrate the impact of adjustments made to API’s financial statements in order to present them on a basis consistent with CCEP’s accounting policies.

First Six Months 2020	Historical API [1]	Reclassifications [2]	Adjusted API	Historical Adjusted API [3]
Unaudited, in millions of €	AUD (A$)	AUD (A$)	AUD (A$)	EUR (€)
Revenue	—	2,231	2,231	1,335
Trading revenue	2,186	(2,186)	—	—
Cost of sales	—	(1,327)	(1,327)	(794)
Cost of goods sold	(1,329)	1,329	—	—
Delivery	(107)	107	—	—
Gross profit	750	154	904	541
Other revenues	19	(19)	—	—
Operating expenses	(789)	(122)	(911)	(546)
Operating profit	(20)	13	(7)	(5)
Finance income	17	—	17	10
Finance costs	(50)	—	(50)	(29)
Total finance costs, net	(33)	—	(33)	(19)
Non-operating items	—	(13)	(13)	(7)
Profit before taxes	(53)	—	(53)	(31)
Taxes	—	5	5	3
Income tax expense	5	(5)	—	—
Profit after taxes	(48)	—	(48)	(28)

Attributable to:
Shareholders	(9)	—	(9)	(5)
Non-controlling interest	(39)	—	(39)	(23)
Profit after taxes	(48)	—	(48)	(28)
__________________________
[1] Historical income statement previously published by API for the period 1 January 2020 to 26 June 2020.
[2] Accounting policy and classification adjustments made to API’s income statement in order to present on a basis consistent with CCEP.
[3] API income statement has been translated from Australian Dollars to Euros using the average exchange rate for the period of 0.5985.

Supplemental Financial Information - Operating Profit - Reported to Comparable
Revenue

Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second-Quarter Ended			Six Months Ended
	2 July 2021	26 June 2020	% Change	2 July 2021	26 June 2020	% Change
As reported	3,625	2,359	53.5%	5,918	4,837	22.5%
Adjust: Impact of fx changes	(48)	n/a	n/a	(47)	n/a	n/a
Fx-neutral	3,577	2,359	51.5%	5,871	4,837	21.5%

Revenue per unit case	4.84	4.55	6.5%	4.78	4.65	3.0%

Revenue Europe In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second-Quarter Ended			Six Months Ended
	2 July 2021	26 June 2020	% Change	2 July 2021	26 June 2020	% Change
As reported	3,092	2,359	31.0%	5,385	4,837	11.5%
Adjust: Impact of fx changes	(34)	n/a	n/a	(33)	n/a	n/a
Fx-neutral	3,058	2,359	29.5%	5,352	4,837	10.5%

Revenue per unit case	4.84	4.55	6.5%	4.77	4.65	2.5%

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Revenue API In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second-Quarter Ended		Six Months Ended
	2 July 2021	26 June 2020	2 July 2021	26 June 2020
As reported	533	—	533	—
Adjust: Impact of fx changes	(14)	n/a	(14)	n/a
Fx-neutral	519	—	519	—

Revenue per unit case	4.89	—	4.89	—

Revenue by Geography In millions of €	Six Months Ended 2 July 2021
	As reported	Reported % change	Fx-Neutral % change
Great Britain	1,192	16.0%	15.0%
Germany	1,091	7.5%	7.5%
Iberia[1]	1,069	16.5%	16.5%
France[2]	896	11.0%	11.0%
Belgium/Luxembourg	454	6.5%	6.5%
Netherlands	266	6.5%	6.5%
Norway	200	0.5%	(5.0)%
Sweden	179	10.5%	5.0%
Iceland	38	8.5%	8.5%
Total Europe	5,385	11.5%	10.5%
Australia	328	n/a	n/a
New Zealand and Pacific Islands	85	n/a	n/a
Indonesia and Papua New Guinea	120	n/a	n/a
Total API	533	n/a	n/a
Total CCEP	5,918	22.5%	21.5%
[1] Iberia refers to Spain, Portugal & Andorra. [2] France refers to continental France & Monaco.
Volume

Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Second-Quarter Ended			Six Months Ended
	2 July 2021	26 June 2020	% Change	2 July 2021	26 June 2020	% Change
Volume	738	519	42.0%	1,227	1,040	18.0%
Impact of selling day shift	n/a	—	n/a	n/a	23	n/a
Comparable volume - Selling Day Shift adjusted	738	519	42.0%	1,227	1,063	15.5%

Comparable Volume - Selling Day Shift Europe In millions of unit cases, prior period volume recast using current year selling days	Second-Quarter Ended			Six Months Ended
	2 July 2021	26 June 2020	% Change	2 July 2021	26 June 2020	% Change
Volume	632	519	22.0%	1,121	1,040	8.0%
Impact of selling day shift	n/a	—	n/a	n/a	23	n/a
Comparable volume - Selling Day Shift adjusted	632	519	22.0%	1,121	1,063	5.5%

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Comparable Volume - Selling Day Shift API In millions of unit cases, prior period volume recast using current year selling days	Second-Quarter Ended			Six Months Ended
	2 July 2021	26 June 2020	% Change	2 July 2021	26 June 2020	% Change
Volume	106	—	n/a	106	—	n/a
Impact of selling day shift	n/a	—	n/a	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	106	—	n/a	106	—	n/a
Cost of Sales

Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	2 July 2021	26 June 2020	% Change
As reported	3,840	3,168	21.0%
Adjust: Total items impacting comparability	(49)	—	n/a
Comparable	3,791	3,168	19.5%
Adjust: Impact of fx changes	(29)	n/a	n/a
Comparable & fx-neutral	3,762	3,168	19.0%

Cost of sales per unit case	3.07	3.05	0.5%
For the six months ending 2 July 2021, reported cost of sales were €3,840 million, up 21.0% versus 2020, and include the impact of a €48 million acquisition accounting fair value step up to API finished goods at the time of the Acquisition that were sold during May and June.
Comparable cost of sales for the same period were €3,791 million, up 19.5% versus 2020. Cost of sales per unit case increased by 0.5% on a comparable and fx-neutral basis, reflecting the impact of the newly acquired API operations, increased revenue per unit case driving higher concentrate costs, emerging commodity inflation and adverse mix, partially offset by the favourable recovery of fixed manufacturing costs given higher volumes.
Operating expenses

Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	2 July 2021	26 June 2020	% Change
As reported	1,558	1,401	11.0%
Adjust: Total items impacting comparability	(122)	(130)	n/a
Comparable	1,436	1,271	13.0%
Adjust: Impact of fx changes	(8)	n/a	n/a
Comparable & fx-neutral	1,428	1,271	12.5%
For the six months ending 2 July 2021, reported operating expenses were €1,558 million, up 11.0% versus 2020.
Comparable operating expenses were €1,436 million for the same period, up 13.0% versus 2020, reflecting the impact of the newly acquired API operations and higher volumes, partially offset by the benefit of on-going efficiency programmes & our continuous efforts on discretionary spend optimisation.
Restructuring charges of €92 million were incurred in the six month period ending 2 July 2021, which principally relate to proposals announced in Iberia relating to productivity initiatives for which €50 million of severance costs have been recorded. This compares to restructuring charges of €124 million incurred in the six month period ending 26 June 2020, related to the closure of German distribution centres and a commerical restructuring initiative related to vending operations and sales functions.
Acquisition and integration related costs of €43 million were incurred in the six month period ending 2 July 2021 associated with the acquisition of API, primarily related to brokerage and advisory fees.

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Operating profit

Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	2 July 2021	26 June 2020	% Change
As reported	520	268	94.0%
Adjust: Total items impacting comparability	171	130	n/a
Comparable	691	398	73.5%
Adjust: Impact of fx changes	(10)	n/a	n/a
Comparable & fx-neutral	681	398	71.0%

Operating Profit Europe In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	2 July 2021	26 June 2020	% Change
As reported	505	268	88.5%
Adjust: Total items impacting comparability	126	130	n/a
Comparable	631	398	58.5%
Adjust: Impact of fx changes	(7)	n/a	n/a
Comparable & fx-neutral	624	398	57.0%

Operating Profit API In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	2 July 2021	26 June 2020
As reported	15	—
Adjust: Total items impacting comparability	45	—
Comparable	60	—
Adjust: Impact of fx changes	(3)	—
Comparable & fx-neutral	57	—

Supplemental Financial Information - Operating Profit - Reported to Pro forma Comparable
Revenue

Pro forma Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second-Quarter Ended			Six Months Ended
	2 July 2021	26 June 2020	% Change	2 July 2021	26 June 2020	% Change
As reported and comparable	3,625	2,359	53.5%	5,918	4,837	22.5%
Add: Pro forma adjustments	259	597	n/a	1,056	1,335	n/a
Pro forma Comparable	3,884	2,956	31.5%	6,974	6,172	13.0%
Adjust: Impact of fx changes	(67)	n/a	n/a	(81)	n/a	n/a
Pro forma Comparable and fx-neutral	3,817	2,956	29.0%	6,893	6,172	11.5%

Pro forma Revenue per unit case	4.81	4.54	6.0%	4.78	4.64	3.0%

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Pro forma Revenue API In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second-Quarter Ended			Six Months Ended
	2 July 2021	26 June 2020	% Change	2 July 2021	26 June 2020	% Change
As reported and comparable	533	—	n/a	533	—	n/a
Add: Pro forma adjustments	259	597	n/a	1,056	1,335	n/a
Pro forma Comparable	792	597	32.5%	1,589	1,335	19.0%
Adjust: Impact of fx changes	(33)	n/a	n/a	(48)	n/a	n/a
Pro forma Comparable and fx-neutral	759	597	27.0%	1,541	1,335	15.5%

Pro forma Revenue per unit case	4.69	4.50	4.5%	4.80	4.61	4.0%

Pro forma revenue by Geography In millions of €	Second-Quarter Ended 2 July 2021			Six Months Ended 2 July 2021
	Pro forma comparable	Pro forma comparable % change	Pro forma Fx-Neutral % change	Pro forma comparable	Pro forma comparable % change	Pro forma Fx-Neutral % change
Europe	3,092	31.0%	29.5%	5,385	11.5%	10.5%
Australia	481	37.5%	27.5%	997	24.0%	16.5%
New Zealand and Pacific Islands	124	32.0%	24.5%	263	21.0%	17.0%
Indonesia and Papua New Guinea	187	22.0%	28.0%	329	4.5%	12.0%
Total API	792	32.5%	27.0%	1,589	19.0%	15.5%
Total CCEP	3,884	31.5%	29.0%	6,974	13.0%	11.5%
Volume

Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Second-Quarter Ended			Six Months Ended
	2 July 2021	26 June 2020	% Change	2 July 2021	26 June 2020	% Change
Volume	738	519	42.0%	1,227	1,040	18.0%
Impact of selling day shift	n/a	—	n/a	n/a	23	n/a
Comparable volume - Selling Day Shift adjusted	738	519	42.0%	1,227	1,063	15.5%
Pro forma impact[1]	55	133	n/a	215	297	n/a
Pro forma comparable volume	793	652	21.5%	1,442	1,360	6.0%

Comparable Volume - Selling Day Shift API In millions of unit cases, prior period volume recast using current year selling days	Second-Quarter Ended			Six Months Ended
	2 July 2021	26 June 2020	% Change	2 July 2021	26 June 2020	% Change
Volume	106	—	n/a	106	—	n/a
Impact of selling day shift	n/a	—	n/a	n/a	—	n/a
Comparable volume - Selling Day Shift adjusted	106	—	n/a	106	—	n/a
Pro forma impact[1]	55	133	n/a	215	297	n/a
Pro forma comparable volume	161	133	21.0%	321	297	8.0%
[1] Pro forma API volume for the six months ended 26 June 2020 is 289 million unit cases. Including the impact of the Q1 selling day shift (8 million unit cases), pro forma comparable API volume is 297 million unit cases.

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Pro forma Comparable Volume by Brand Category CCEP Adjusted for selling day shift	Second-Quarter Ended			Six Months Ended
	2 July 2021	26 June 2020	% Change	2 July 2021	26 June 2020	% Change
	% of Total	% of Total		% of Total	% of Total
Sparkling	84.5%	87.0%	18.5%	84.5%	84.5%	6.0%
Coca-ColaTM	58.5%	61.5%	16.0%	59.0%	60.0%	4.5%
Flavours, Mixers & Energy	26.0%	25.5%	24.5%	25.5%	24.5%	10.0%
Stills	15.5%	13.0%	45.0%	15.5%	15.5%	5.5%
Hydration	7.5%	6.5%	45.0%	7.5%	8.0%	(1.0)%
RTD Tea, RTD Coffee, Juices & Other[1]	8.0%	6.5%	45.0%	8.0%	7.5%	13.0%
Total	100.0%	100.0%	21.5%	100.0%	100.0%	6.0%
________________________
[1] RTD refers to Ready-To-Drink.
Cost of Sales

Pro forma Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	2 July 2021	26 June 2020	% Change
As reported	3,840	3,168	21.0%
Add: Pro forma adjustments	616	794	n/a
Adjust: Acquisition accounting	2	52
Adjust: Total items impacting comparability	(49)	(48)
Pro forma Comparable	4,409	3,966	11.0%
Adjust: Impact of fx changes	(47)	n/a	n/a
Pro forma Comparable & fx-neutral	4,362	3,966	10.0%

Cost of sales per unit case	3.02	2.98	1.5%
Pro forma Comparable cost of sales for the six months ending 2 July 2021 were €4,409 million, up 11.0% versus 2020. Cost of sales per unit case increased by 1.5% on a comparable and fx-neutral basis, driven by an increase in concentrate in line with our incidence model reflecting the improvement in revenue per unit case. There was also upward pressure on commodities and adverse mix, partially offset by the favourable recovery of fixed manufacturing costs given higher volumes.
Operating Expenses

Pro forma Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	2 July 2021	26 June 2020	% Change
As reported	1,558	1,401	11.0%
Add: Pro forma adjustments	323	546	n/a
Adjust: Acquisition accounting	68	111
Adjust: Total items impacting comparability	(186)	(350)
Pro forma Comparable	1,763	1,708	3.0%
Adjust: Impact of fx changes	(19)	n/a	n/a
Pro forma Comparable & fx-neutral	1,744	1,708	2.0%
Pro forma Comparable operating expenses for the six months ending 2 July 2021 were €1,763 million, up 3.0% versus 2020, reflecting higher volumes, partially offset by the benefit of on-going efficiency programmes & further supported by a reduction in discretionary spend, implemented to protect the business in response to the pandemic in areas such as trade marketing, procurement, travel & meetings.

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Operating Profit

Pro forma Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	2 July 2021	26 June 2020	% Change
As reported	520	268	94.0%
Add: Pro forma adjustments	117	(5)	n/a
Adjust: Acquisition accounting	(70)	(163)
Adjust: Total items impacting comparability	235	398
Pro forma Comparable	802	498	61.0%
Adjust: Impact of fx changes	(15)	n/a	n/a
Pro forma Comparable & fx-neutral	787	498	58.0%

Pro forma Operating Profit API In millions of €. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	2 July 2021	26 June 2020	% Change
As reported	15	—	n/a
Add: Pro forma adjustments	117	(5)	n/a
Adjust: Acquisition accounting	(70)	(163)
Adjust: Total items impacting comparability	109	268
Pro forma Comparable	171	100	71.0%
Adjust: Impact of fx changes	(8)	n/a	n/a
Pro forma Comparable & fx-neutral	163	100	63.0%

Supplemental Financial Information - Effective Tax Rate
The effective tax rate was 46% and 40% for the six months ended 2 July 2021 and 26 June 2020, respectively, and 28% for the years ended 31 December 2020.
For the six months ending 2 July 2021, the effective tax rate includes a €118 million impact related to the revaluation of deferred tax positions due to an increase in the UK statutory income tax rate from 19% to 25% effective from 1 April 2023 that was enacted during the first half of 2021.
We expect our full year 2021 comparable effective tax rate to be approximately 20% (2020: 24%). The expected reduction from 2020 is largely due to the utilisation of previously unrecognised losses and reassessment of uncertain tax positions.

Supplemental Financial Information - Free Cash Flow

Free Cash Flow In millions of €	Six Months Ended
	2 July 2021	26 June 2020
Net cash flows from operating activities	908	353
Less: Purchases of property, plant and equipment	(115)	(241)
Less: Purchases of capitalised software	(42)	(33)
Less: Interest paid, net	(58)	(59)
Add: Proceeds from sales of property, plant and equipment	20	35
Less: Payments of principal on lease obligations	(65)	(60)
Free Cash Flow	648	(5)

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Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at		Credit Ratings As of 1 September 2021
	2 July 2021	31 December 2020		Moody’s	Fitch Ratings
Total borrowings	13,558	7,187	Long-term rating	Baa1	BBB+
Fair value asset/liability of hedges related to borrowings [1]	20	36	Outlook	Stable	Stable
Other financial liabilities[1]	39	—	Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Adjusted total borrowings	13,617	7,223
Less: cash and cash equivalents[2]	(1,824)	(1,523)
Net debt	11,793	5,700
______________________
[1] Following the acquisition of CCL, Net Debt includes adjustments for the fair value of derivative instruments used to hedge both currency and interest rate risk on the Group’s borrowings. As at 31 December 2020, the Group did not hold interest rate hedging instruments and adjusted Net Debt only for currency impacts. In addition, Net Debt also includes other financial liabilities relating to cash collateral pledged by external parties on hedging instruments related to borrowings.
[2] The cash and cash equivalents as at 2 July 2021 includes €82 million of cash assets in Papua New Guinea Kina, Presently, there are government-imposed currency controls which impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group.

Supplemental Financial Information - Adjusted EBITDA

Adjusted EBITDA In millions of €	Six Months Ended
	2 July 2021	26 June 2020
Reported profit after tax	246	126
Taxes	209	85
Finance costs, net	64	55
Non-operating items	1	2
Reported operating profit	520	268
Depreciation and amortisation[1]	342	332
Reported EBITDA	862	600

Items impacting comparability
Mark-to-market effects[2]	—	6
Restructuring charges[3]	71	95
Defined benefit plan closure[4]	(9)	—
Acquisition and Integration related costs[5]	40	—
Inventory step up costs[6]	48	—
Adjusted EBITDA	1,012	701
______________________
[1] Includes the depreciation and amortisation impact relating to provisional fair values for intangibles and property plant and equipment.
[2] Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges.
[3] Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line.
[4] Amounts represent the impact of the closure of the GB defined benefit pension scheme to future benefits accrual on 31 March 2021.
[5] Amounts represent cost associated with the acquisition and integration of API.
[6] Amounts represent the non-recurring impact of the provisional fair value step-up of API finished goods.

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Pro forma Adjusted EBITDA In millions of €	Six Months Ended
	2 July 2021	26 June 2020
Reported profit after tax	246	126
Taxes	209	85
Finance costs, net	64	55
Non-operating items	1	2
Reported operating profit	520	268
Pro forma adjustments API[1]	117	—
Historical adjusted API[2]	—	(5)
Transaction accounting adjustments[3]	(70)	(163)
Pro forma Combined operating profit	567	100
Depreciation and amortisation[4]	418	454
Pro forma EBITDA	985	554

Items impacting comparability
Mark-to-market effects[5]	—	6
Restructuring charges[6]	71	95
Defined benefit plan closure [7]	(9)	—
Acquisition and Integration related costs[8]	100	100
Inventory step up costs[9]	48	48
Impairment[10]	—	116
Other[11]	4	4
Pro forma adjusted EBITDA	1,199	923
______________________
[1] Amounts represent adjustments to include API financial results prepared on a basis consistent with CCEP accounting policies, as if the Acquisition had occurred on 1 January 2021 and excludes API acquisition and integration related costs.
[2] Amounts represent adjustments to reflect API financial results as if the Acquisition had occurred on 1 January 2020. The impact of adjustments made to API’s historical financial statements in order to present them on a basis consistent with CCEP’s accounting policies is provided in Note 1.
[3] Amounts represent transaction accounting adjustments for the period 1 January to 10 May as if the Acquisition had occurred on 1 January 2021.
[4] Includes the depreciation and amortisation impact relating to provisional fair values for intangibles and property plant and equipment.
[5] Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.
[6] Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line.
[7] Amounts represent the impact of the closure of the GB defined benefit pension scheme to future benefits accrual on 31 March 2021.
[8] Amounts represent costs associated with the acquisition and integration of API.
[9] Amounts represent the non-recurring impact of the provisional fair value step-up of API finished goods.
[10] Amounts represent the charges recognised by API relating to the impairment of Indonesia and Fiji during H1 2020.
[11] Amounts represent charges incurred prior to Acquisition classified as non-trading items by API which are not expected to recur.

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Principal Risks and Risk Factors
The principal risks and risk factors in our 2020 Integrated Report on Form 20-F for the year ended 31 December 2020 (‘2020 Integrated Report’) (pages 44 to 50 and 188 to 197 respectively) continue to represent our risks. On 10 May 2021, we completed the acquisition of Coca-Cola Amatil, expanding our geographic footprint into territories in Australia, Pacific and Indonesia (‘API’). We have reassessed our risk profile following the acquisition and, while there are no changes to CCEP’s Principal Risks, there are additional Risk Factors to consider now that we operate in the API region, including our exposure to the consequences of changing climatic conditions, limited plastic waste collection and recycling infrastructure in developing markets, and workplace health and safety risks (particularly in relation to traffic accidents in Indonesia). In addition, COVID-19 and the related response measures continue to cause disruption in our markets, particularly in Indonesia where confirmed infections remain high. In response to the pandemic, our operational resilience has strengthened and we have demonstrated our ability to continue our operations through the pandemic. However, the reliance on the effectiveness and take-up of vaccines to mitigate the impact of living with COVID, including in Australia and New Zealand, and risk of further waves or new variants of the virus remains. Accordingly, the information and the changes to our principal risks and risk factors shown below update and supplement the Principal Risks and Risk Factors in our 2020 Integrated Report, and any or all of the Principal Risks and Risk Factors contained therein may be exacerbated by further developments in the COVID-19 pandemic.
The risks described in this report and in our 2020 Integrated Report are not the only risks facing the Group. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or future results.
Acquisition of Coca-Cola Amatil

On 10 May 2021, CCEP successfully acquired Coca-Cola Amatil. The acquisition adds new geographic footprint to our business across Australia, New Zealand, Indonesia, Papua New Guinea (PNG) and 12 islands in the Pacific, including Fiji and Samoa. These territories together form the API business unit. General risks that may impact the API business are consistent with the broader CCEP principal risks and risk factors.
The risk factors set forth in our 2020 Integrated Report (pages 188 to 197) are updated and supplemented with the additional information set forth below. The risks described herein should be carefully considered together with the risks described in our 2020 Integrated Report.
1.Packaging
Waste and pollution, and the legal and regulatory responses to these issues, could adversely impact our business.
New recycling technologies may not work or may not be developed quickly enough
Reducing the impact our packaging has on the environment is at the heart of our packaging strategy. CCEP now operates in developing markets with limited plastic waste collection and recycling infrastructure which has the potential to increase the footprint of our packaging in those markets, which could result in higher packaging costs, damage to corporate reputation or investor confidence and a reduction of consumer acceptance of our products and packaging.
2.Economic and political conditions
The deterioration of global and local economic conditions could adversely affect CCEP’s business performance and share price.
Political instability could negatively impact our operations and profits.
Ongoing economic instability in PNG has the potential to impact both (i) CCEP’s ability to access funds held in PNG, where foreign currency availability may inhibit CCEP’s ability to access these funds promptly, and (ii) the valuation of those funds. In the event that circumstances lead to the PNG government requiring assistance from the International Monetary Fund for the funding of its budget deficit, the Papua New Guinean Kina may be devalued, which could impact CCEP’s financial position.
3.Climate change and water`
Global issues such as climate change, resource and water scarcity, and the legal and regulatory responses to these issues, could adversely impact our business.
The physical manifestations of climate change relating to changing climatic conditions have the potential to impact CCEP in the API region. Climate change effects that have the potential to impact API include changes in weather patterns, such as increased temperatures, altered rainfall patterns, and more frequent or intense extreme events such as heatwaves, drought, storms and increased frequency of natural disasters. These may cause major business disruption, increased energy costs, and key input scarcity (such as water, sugar, and other agricultural ingredients), which could adversely affect our financial condition, results of operations, or brand reputation.

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4.People and wellbeing
Our people could be injured in the course of their work relating to our operations, exposing us to the risk of lost-time injuries and litigation.
While CCEP has historically experienced low levels of lost-time injuries, the risk of serious injury through industrial and traffic accidents, particularly in Indonesia, remains in all markets due to the nature of the manufacturing and distribution business. Serious or numerous injuries experienced by our employees or as a result of our operations could result in increased costs, including costs resulting from lost time as well as potential litigation and regulatory compliance costs, and reputational harm.

5.Competitiveness and Business Transformation
We may not be able to reduce our total net debt within the timeframe to which we have committed following the acquisition of Coca-Cola Amatil, or at all.
We funded the acquisition cost of Coca-Cola Amatil through bond issuances, which has increased our debt leverage from approximately 3 times net debt to adjusted EBITDA at 31 December 2020 to approximately 5 times on closure of the transaction. CCEP may be downgraded by the ratings agencies, Moody’s and Fitch, if its operating performance does not show improvement in 2021, and/or if it deviates from its deleveraging commitment and does not return to its medium term target leverage range of 2.5 to 3 times within 3 years. In the event that our debt rating is downgraded, we may not be able to access capital on acceptable terms or at all.

6.Other risks
Fraud, bribery and corruption have the potential to harm our reputation and culture.
Fraudulent activity in our business and operations has the potential to create negative reputational and cultural impacts. While the company believes its management and compliance framework is vigilant in discouraging and preventing fraudulent activity, bribery and corruption risks exist in all CCEP’s markets, and particularly in our developing markets (Indonesia and PNG). If we are unsuccessful in detecting and preventing fraudulent activity, we may face increased costs, including compliance and legal costs, and reputational harm.
COVID-19 Pandemic
The impacts of the COVID-19 pandemic and related response measures have had and may continue to have an adverse effect on global economic conditions, as well as on our business, results of operations, cash flows and financial condition. While some restrictions have eased in certain of our markets, vaccination programmes are in place, and certain of our markets have started to open, we still see volatility in many of our territories, particularly in relation to the imposition of further lockdowns and outlet restrictions. It also has negatively impacted and may continue to impact our suppliers and customers.
Since the onset of the COVID-19 pandemic in March 2020, the scale and magnitude of the pandemic and related response measures have decreased but remain subject to change, often on short notice, and differ significantly among our markets. To date, the impacts on our business from the COVID-19 pandemic and related response measures have included, and continue to include, but are not limited to, social distancing measures (including the closure of away from home channels such as hotels, bars and restaurants, and restrictions on large events or gatherings) having been introduced in most of our markets in 2020 and reintroduced at various times since, leading to a negative impact on sales; travel restrictions imposed by many countries resulting in a steep drop in passenger numbers and a significant decline in tourism; regulatory restrictions, safety protocols and heightened sanitation measures resulting in reductions in levels of activity at certain of our production sites and offices; and disruptions in supply chains and routes to market, or those of our suppliers and/or distributors, which could result in an increase in our costs of production and distribution.
Regions that are beginning to experience business recovery or the scaling back of response measures may experience further impacts from COVID-19 or suffer a resurgence of COVID-19 cases, including due to the increasing prevalence of new variants of COVID-19, and economic activity in those regions may not recover quickly or at all, which may materially adversely impact our business. This could in turn lead to a further decline in discretionary spending by consumers. The impacts of the COVID-19 pandemic and related response measures, in particular with respect to expectations of future cash flows, may result in our recognition of material write-downs or impairments in future periods.
The impact of the COVID-19 pandemic on global economic conditions has impacted and may continue to impact the proper functioning of financial and capital markets, as well as foreign currency exchange rates, commodity and energy prices and interest rates. Responses to the COVID-19 pandemic may also result in both short-term and long-term changes to fiscal and monetary policies in impacted jurisdictions, including increases in tax rates. Although our cash position is strong at the end of the first half of 2021 after successful bond issuances of approximately €6 billion relating to the acquisition of Coca-Cola Amatil, with a committed bank facility of €1.95 billion and access to other funding resources to enhance our liquidity (including commercial paper, bilateral bank facilities and accessing the bond market), there is no guarantee that our existing arrangements or any future arrangements will provide sufficient liquidity to support our operations and business plan over the course of the COVID-19 pandemic. We may take other actions to enhance our liquidity, including entering into new committed bank facilities, but there is no guarantee that our existing arrangements or any future arrangements will provide sufficient

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liquidity over the course of the COVID-19 pandemic to support our operations and business plan. As a result, the impacts of the COVID-19 pandemic and related response measures may adversely impact our liquidity or financial position. In particular, a continuation or worsening of the levels of market disruption and volatility seen early in the pandemic could have an adverse effect on our ability to access, or costs of, capital or borrowings, our liquidity, and our financial position.
Normal business operations after the disruptions caused by the COVID-19 pandemic may be delayed or constrained by its lingering effects on our business, customers, consumers, suppliers and third-party service providers. COVID-19 has also caused significant stress on the global supply chain, which has placed increased pressure on CCEP’s ability to source key goods and services at advantageous prices and on a timely basis. In addition, we may experience reputational harm as a result of our response to the COVID-19 pandemic, including with respect to our ability to fulfill contractual obligations.
Any of these negative impacts, alone or in combination with others, may have a material adverse effect on our results of operations, financial condition and cash flows. The full extent to which the COVID-19 pandemic will affect our results of operations, financial condition and cash flows will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

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SUMMARY OF OUR PRINCIPAL RISKS
The following is a summary of the Group’s updated Principal Risks in alphabetical order:
Risk change legend: ↑ Increased ↓ Decreased → Stayed the same

Principal Risk	Definition and impact	Key Mitigation	Change vs 2020 Integrated Report
Business continuity and resilience
Our business is vulnerable to a range of risks that may materialise and cause disruption. These include threats and risks such as physical attacks (e.g. terrorism) and cyber attacks, IT system outages and supplier failure as well as natural hazards such as fire, flood, severe weather and pandemics. Working with teams across the business, we develop business continuity plans and resilience arrangements to ensure the delivery of our products and services no matter what the cause of disruption. This is to protect our people, our environment, our reputation and our overall financial condition. In some cases, such as the current COVID-19 pandemic, health, economic and legal effects could have a direct or indirect impact on our ability to operate
• Continually updating our response to the situation and our people’s needs
• Customers: working closely with suppliers, partners and The Coca-Cola Company (TCCC) to ensure we best serve our customers and respond to their needs
• Communities: working closely with TCCC to support our communities
• Governance: strong frameworks, business continuity plans, incident management teams, strategic business continuity scenario testing, risk reassessments used in business planning, increased frequency of reviews with country leadership teams, Board and TCCC incorporating learnings from the Coca-Cola system
• Effective management of liquidity, costs and discretionary spend
• Operational, technology and strategic resilience towers developed as part of our newly created business continuity and resilience strategy to enable further resilience and risk mitigation for CCEP
• Training and awareness to build Business Continuity and Resilience (BCR) capabilities throughout CCEP to improve buy in and skills when it comes to preparing for and responding to incidents
• Business impact analysis (BIA) to analyse and identify critical people (roles), property, technology, equipment and suppliers (value chain) across CCEP and their associated maximum acceptable outages, recovery time objectives and recovery point objectives
• Scenario planning exercise with stakeholders across facilities and functions to determine scenarios that could lead to the unavailability of critical dependencies identified in the BIA and the associated impacts if the scenarios were to occur
• Business Continuity Plan(BCP) development with colleagues across the business to mitigate risks identified during the BIA, scenario planning and risk assessment and having them available to use in following waves
• Risk assessments to identify the likelihood and impact of identified scenarios occurring, enabling BCPs to be developed in a targeted, meaningful way
• Testing and exercising to validate BCPs are effective, giving teams capabilities to respond to incidents that may occur, through table top and live simulated exercises with stakeholders across CCEP, within sites and functions
→

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Principal Risk	Definition and impact	Key Mitigation	Change vs 2020 Integrated Report
Climate change and water
Political and scientific consensus indicates that increased concentrations of carbon dioxide and other Greenhouse Gases (GHGs) are causing climate change and exacerbating water scarcity. Such GHG emissions occur across our entire value chain including our production facilities, cold drink equipment and transportation. GHG emissions also occur as a result of the packaging we use and ingredients we rely on. Our ingredients and production facilities also rely heavily on the availability of water. This exposes us to the risk of negative impacts related to our ability to produce or distribute our products, or the availability and price of agricultural ingredients and raw materials as a result of increased water scarcity.
Failure to address these risks may cause damage to our corporate reputation or investor confidence, a reduction in consumer acceptance of our products and potential disruption to our operations.

• Set science based carbon reduction targets for our core business operations and our value chain
• Carbon reduction plans for our production facilities, distribution and Cold Drink Equipment (CDE)
• Supplier carbon footprint reduction programme launched in support of CCEP’s 2040 net zero ambition with focus on suppliers setting Science Based Targets initiative (Science Based Targets initiative SBTi) targets and using 100% renewable electricity by 2023
• Transition to 100% renewable electricity
• External policy leadership and advocacy to support a transition to a low-carbon economy
• Life cycle analysis to assess carbon footprint of packaging formats
• Use of recycled materials for our packaging, which have a lower carbon footprint
• Source Vulnerability Assessments (SVAs) to protect future sustainability of local water sources and Facility Water Vulnerability Assessments (FAWVA) and water management plans
• Supplier engagement on carbon reduction and sustainable water use
• Assessment on climate related risks and future climate scenario planning
• Comprehensive disclosure of GHG emissions across our value chain in line with GHG Protocol
→
Competitiveness business transformation and integration
We are continuing our strategy of assessing potential opportunities for continuous improvements that would enable us to stay competitive in the future. The impact of COVID-19 has accelerated the urgency for assessing potential opportunities and taking appropriate action. This includes technology transformation, including to support increased working from home, continuous supply chain improvements and improvements in the way we work with our partners and franchisors, and more recently our acquisition of CCL. This exposes us to the risk of ineffective coordination between BUs and central functions, change fatigue in our people and social unrest. As a result, we may not create the expected value from these initiatives or execute our business plans effectively. We may also experience damage to our corporate reputation, a decline in our share price, industrial action and disruption to our operations

• Regular competitiveness reviews ensuring effective steering, high visibility and quick decision making
• Dedicated programme management office and effective project management methodology
• Continuation and strengthening of governance routines
• Regular Executive Leadership Team (ELT) and Board reviews and approvals of progress and issue resolution
• Analysis and review of acquisition related activities such as integration and business performance risk indicators and capital allocation risk reviews
• Support our employees with wellbeing initiatives to manage change fatigue
→
Cyber and social engineering attacks and IT infrastructure
We rely on a complex IT landscape, using both internal and external systems, including some systems that are outside our direct control where employees work from home. These systems are potentially vulnerable to adversarial and accidental security and cyber threats, as well as user behaviour. This threat profile is dynamically changing, including as a result of the COVID-19 pandemic, as potential attackers’ skills and tools advance. This exposes us to the risk of unauthorised data access, compromised data accuracy and confidentiality, the loss of system operation or fraud. As a result, we could experience disruption to operations, financial loss, regulatory intervention, or damage to our reputation.

• Proactive monitoring of cyber threats and implementing preventive measures
• Business awareness and training on information security and data privacy
• Business continuity and disaster recovery programmes
• A programme to identify and resolve vulnerabilities
• Third party risk assessments
• Corporate security business intelligence
• Appropriate investment in updating system
• Hardware lifecycle process in place
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Principal Risk	Definition and impact	Key Mitigation	Change vs 2020 Integrated Report
Economic and political conditions
Our industry is sensitive to economic conditions such as commodity and currency price volatility, inflation, political instability (for example, Brexit), lack of liquidity and funding resources, widening of credit risk premiums, unemployment and furlough, and consumer confidence or the impact of the widespread outbreak of infectious disease such as COVID-19. This exposes us to the risk of an adverse impact on CCEP and our consumers, driving a reduction of spend within our category or a change in consumption channels and packs. As a result, we could experience reduced demand for our products, fail to meet our growth priorities and our reputation could be adversely impacted. Adverse economic conditions could also lead to increased customer and supplier delinquencies and bankruptcies, while restrictions on the movement of goods in response to economic, political or other conditions, such as COVID-19, could affect our supply chain.

• Diversified product portfolio and the geographic diversity of our operations assist in mitigating our exposure to any localised economic risk
• Our flexible business model allows us to adapt our portfolio to suit our customers’ changing needs during economic downturns
• We regularly review our business results and cash flows and, where necessary, rebalance capital investments
• Following the Brexit deal on the 24 December 2020, which took effect from 11pm GMT on 31 December 2020, we continue to monitor developments to ensure the business is prepared to manage emerging situations
• Monitoring of societal developments
• Hedging programmes
↑
Legal, regulatory and tax change
Our daily operations are subject to a broad range of regulations at EU and national level. These include regulations covering manufacturing, the use of certain ingredients, packaging, labelling requirements, and the distribution and sale of our products. This exposes us to the risk of legal, regulatory or tax changes that may adversely impact our business. As a result, we could face new or higher taxes, higher labour and other costs, stricter sales and marketing controls, or punitive or other actions from regulators or legislative bodies that negatively impact our financial results, business performance or licence to operate. COVID-19 has resulted in both short-term and long-term changes to legislation and regulation. It may also lead to future increases in taxes to finance the cost of government responses to COVID-19. In addition to the changes that took immediate effect from 11pm GMT on 31 December 2020, we expect Brexit could, over time, lead to increased diversity of regulation and consequent costs of compliance including inability to or difficulties in standardising product and process between the UK and CCEP’s other markets.

• Continuous monitoring of new changing regulations and appropriate implementation of adequate mitigations
• Dialogue with government representatives and input to public consultations on new or changing regulations
• Effective compliance programmes and training for employees
• Measures set out elsewhere in this table in relation to legal, regulatory and tax changes with respect to any of the other principal risks, and in particular in relation to packaging, perceived health impact of our beverages and ingredients, and changing consumer preferences
• Increasing recycled content level in specific countries to mitigate tax impact
↑
Market
Our success in the market depends on a number of factors. These include actions taken by our competitors, route to market, our ability to build strong customer relationships and create value together (which could be affected by customer consolidation, buying groups, and the changing customer landscape) and government actions, including those introduced as a result of COVID-19 such as social distancing, the forced closure of some of our customer channels, restricted tourism and restrictions on large gatherings. This exposes us to the risk that market forces may limit our ability to execute our business plans effectively. As a result, it may be more challenging to expand margins, increase market share, or negotiate with customers effectively, and COVID-19 may also further adversely impact the market in previously unforeseen ways.

• Shopper insights and price elasticity assessments
• Pack and product innovation
• Promotional strategy
• Commercial policy
• Collaborative category planning with customers
• Growth centric customer investment policies
• Business development plans aligned with our customers
• Diversification of portfolio and customer base
• Realistic budgeting routines and targets
• Investment in key account development and category planning
• Continuous evaluation and updating of mitigation Plans
• Responded to COVID-19 by developing and investing in new routes to market, for example, online channel, so our products remain available to consumers
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Principal Risk	Definition and impact	Key Mitigation	Change vs 2020 Integrated Report
Packaging
Due to concerns, and those of our stakeholders about the environmental impacts of litter and GHG emissions, our packaging (especially single use plastic packaging) is under increasing scrutiny from regulators, consumers, customers, and Non-Governmental Organisations (NGOs). As a result, we may have to change our packaging strategy and mix over both the short and long term. This could result in a reduction in the use of single use plastic packaging and the introduction of new pack formats such as dispensed and refillable packaging, and we may be liable for increased costs related to the design, collection, recycling and littering of our packaging. We may be unable to respond in a cost effective manner and our reputation may be adversely impacted.
• Continued sustainability action plan focused on packaging, including our commitments to:
- Ensure that 100% of our primary packaging is recyclable or refillable
- Drive higher collection rates, aiming to ensure that 100% of our packaging is collected for reuse or recycling
- Ensure that by 2023 at least half of the material we use for our PET bottles comes from recycled plastic, achieving 100% by 2030
• Work with TCCC to explore alternative sources of rPET and innovative new packaging materials
• Work with TCCC to encourage consumers to recycle their packaging using existing collection infrastructure
• Cross functional Sustainable Packaging Office (SPO) with a dedicated focus on packaging collection and to ensure all sustainable packaging strategies are implemented on time
• Support for well-designed Deposit Return Scheme (DRS) across our markets as a route to 100% collection and increased availability of rPET
• Work to expand delivery mechanisms that do not rely on single use packaging, for example refillable packaging and dispensed delivery
• Investment in enhanced recycling technology
• We continue to develop the business models for packaging-less solutions (such as Freestyle) to provide an alternative offering for customers who do not want to use packaging
• We also continue to develop the business models for refillable packaging to provide an alternative offering for customers who want fully circular alternatives to single use packaging
• Increase use of recycled content in films
		• Moving from hard to recycle plastic shrink to sustainable board for multi packs	→
People and wellbeing
The direct and indirect effects of the nature our business operations and COVID-19 may impact our people, their health and wellbeing and working conditions. Our response may affect the perception of CCEP as an employer and our ability to attract, retain and motivate existing and future employees, which exposes us to the risk of not having the right talent, required technical skillset, or expected levels of productivity. As a result, we could fail to achieve our strategic objectives and could experience a decline in employee engagement, industrial action, suffer from reputational damage or litigation. CCEP is committed to ensuring that everyone working throughout our operations and within our supply chain is treated with dignity and respect.

• CCEP Code of Conduct (CoC)
• Regular communication
• Employee Assistance Programme (EAP)
• Flexible working
• Working from home
• Safety measures
• Appropriate incentivisation
• Talent reviews
• Tools for employees to take ownership of careers
• People related training and reskilling, risk assessments, action plans and compliance
• Manager training to help identify stress
• Wellbeing material available to managers and employees via CCEP platforms to support our employees
• Human rights policy
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Principal Risk	Definition and impact	Key Mitigation	Change vs 2020 Integrated Report
Perceived health impact of our beverages and ingredients, and changing consumer buying trends
We make and distribute products containing sugar and alternative sweeteners. Healthy lifestyle campaigns, increased media scrutiny and social media have led to an increasingly negative perception of these ingredients among consumers. This exposes us to the risk that we will be unable to evolve our product and packaging choices quickly enough to satisfy changes in consumer preferences. We will also face new pressure from the EU Commission with the Farm to Fork Strategy, at the heart of the European Green Deal, aiming to make food systems fair, healthy and environmentally friendly. As a result, we could experience sustained decline in sales volume, which could impact our financial results and business performance.

• Reducing the sugar content of our soft drinks, through:
- Product and pack innovation and reformulation
- Managing our product mix to increase low and no calorie products
• Making it easier for consumers to cut down on sugar by providing straightforward product information and smaller pack sizes
• EU wide soft drink industry calorie reduction commitment with the Union of European Soft Drinks Associations (UNESDA)
• Adopting calorie and sugar reduction commitments at country level
• Dialogue with government representatives, NGOs, local communities and customers
• Employee communication and education
• Responsible sales and marketing codes
• Proactive introduction of colour coded front of pack guideline daily amount labelling as a fact based and non-discriminatory way of informing consumers in an understandable way
• Provide a serious alternative to other labelling schemes, including the French NutriScore scheme, encouraging the European Commission to evaluate and develop EU harmonised guidance, to address potential unfair targeting of the sparkling soft drinks industry
• Work with International Sweeteners Association to promote and protect the reputation of alternative sweeteners and, through UNESDA, working with the European food safety authority on their opinions that will inform EU and national government action
→
Product quality
We produce a wide range of products, all of which must adhere to strict food safety requirements. This exposes us to the risk of failing to meet, or being perceived as failing to meet, the necessary standards, which could lead to compromised product quality. As a result, our brand reputation could be damaged and our products could become less popular with consumers.

• TCCC standards and audits
• Hygiene regimes at production facilities
• Total quality management programme
• Robust management systems
• ISO certification
• Internal governance audits
• Quality monitoring programme
• Customer and consumer monitoring and feedback
• Incident management and crisis resolution
• Every CCEP production facility has:
- a hazard analysis critical control points assessment and mitigation plan in place
- a quality monitoring plan based on risk and requirements
- a food fraud vulnerability assessment and mitigation plan based on risk and requirements
    - a food defence threat assessment and mitigation plan based on risk and requirement
→
Relationships with TCCC and other franchisors
We conduct our business primarily under agreements with TCCC and other franchisors. This exposes us to the risk of misaligned incentives or strategy, particularly during periods of low category growth or crisis such as COVID-19. As a result, TCCC or other franchisors could act adversely to our interests with respect to our business relationship.

• Clear agreements govern the relationships
• Incidence pricing agreement with TCCC
• Aligned long-range planning and annual business planning processes
• Ongoing pan-European and local routines between CCEP and franchise partners
• Increased frequency of meetings and maintenance of positive relationships at all levels
• Regular contact and best practice sharing across the Coca-Cola System
• Improve visibility and ways of working with TCCC
→
*Change vs 2020 Integrated Report may be as a result of a change in likelihood or impact.

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Related Parties
Related party disclosures are presented in Note 10 of the Notes to the condensed consolidated interim financial statements contained in this interim management report.

Going Concern
As part of the Directors’ consideration of the appropriateness of adopting the going concern basis in preparing the condensed consolidated interim financial statements, a review was performed on a range of potential COVID-19 scenarios. The Directors also considered the Group’s response to the COVID-19 disruption and the ability to continue to generate strong operating cashflows. The Directors have taken into account the Group’s current cash position, its access to a €1.95 billion undrawn committed credit facility and also considered the range of mitigation actions available to the Group if required, such as reducing discretionary spend. On the basis of these reviews, the Directors have a reasonable expectation that the Company has adequate resources to continue in operational existence for a period of 12 months from the date of signing these accounts. Accordingly, the condensed consolidated interim financial statements have been prepared on a going concern basis and the Directors do not believe there are any material uncertainties to disclose in relation to the Group’s ability to continue as a going concern.

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Responsibility Statement
The Directors of the Company confirm that to the best of their knowledge:
•The Condensed Consolidated Interim Financial Statements for the six months ended 2 July 2021 have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board, UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority (DTR).
•The interim management report includes a fair review of the information required by the DTR 4.2.7 R and DTR 4.2.8 R as follows:
•DTR 4.2.7 R: (1) an indication of important events that have occurred during the first six months of the financial year, and their impact on the condensed set of financial statements, and (2) a description of the principal risks and uncertainties for the remaining six months of the financial year; and
•DTR 4.2.8 R: (1) related parties transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or the performance of the Group during that period, and (2) any changes in the related parties transactions described in the last annual report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.
The Directors of the Company are shown on pages 66-70 in the 2020 Integrated Report and Form 20-F for the year ended 31 December 2020, save for the following changes:
•Irial Finan stepped down as a Director at the end of the AGM on 26 May 2021
•Manuel “Manolo” Arroyo was appointed as a Director with effect from the end of the AGM on 26 May 2021

A list of current directors is maintained on CCEP’s website: www.cocacolaep.com/about-us/governance/board-of-directors/.

On behalf of the Board

Damian Gammell	Manik Jhangiani
Chief Executive Officer	Chief Financial Officer
2 September 2021

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Income Statement (Unaudited)

		Six Months Ended
		2 July 2021	26 June 2020
	Note	€ million	€ million
Revenue		5,918	4,837
Cost of sales		(3,840)	(3,168)
Gross profit		2,078	1,669
Selling and distribution expenses		(1,033)	(961)
Administrative expenses		(525)	(440)
Operating profit		520	268
Finance income		14	17
Finance costs		(78)	(72)
Total finance costs, net		(64)	(55)
Non-operating items		(1)	(2)
Profit before taxes		455	211
Taxes		(209)	(85)
Profit after taxes		246	126

Profit attributable to shareholders		244	126
Profit attributable to non-controlling interests		2	—
Profit after taxes		246	126

Basic earnings per share (€)	4	0.54	0.28
Diluted earnings per share (€)	4	0.53	0.28

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

	Six Months Ended
	2 July 2021	26 June 2020
	€ million	€ million
Profit after taxes	246	126
Components of other comprehensive income/(loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net	58	(159)
Tax effect	—	—
Foreign currency translation, net of tax	58	(159)
Cash flow hedges:
Pretax activity, net	223	(54)
Tax effect	(48)	15
Cash flow hedges, net of tax	175	(39)
Other reserves:
Pretax activity, net	6	—
Tax effect	(1)	—
Other reserves, net of tax	5	—
	238	(198)

Items that will not be subsequently reclassified to the income statement:
Pension plan adjustments:
Pretax activity, net	149	(162)
Tax effect	(24)	36
Pension plan adjustments, net of tax	125	(126)
	125	(126)
Other comprehensive income/(loss) for the period, net of tax	363	(324)
Comprehensive income for the period	609	(198)

Comprehensive income attributable to shareholders	604	(198)
Comprehensive income attributable to non-controlling interests	5	—
Comprehensive income for the period	609	(198)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Financial Position (Unaudited)

		2 July 2021	31 December 2020	26 June 2020
	Note	€ million	€ million	€ million
ASSETS
Non-current:
Intangible assets	5	12,706	8,414	8,395
Goodwill	5	4,579	2,517	2,514
Property, plant and equipment	6	5,315	3,860	4,030
Non-current derivative assets		139	6	4
Deferred tax assets		22	27	10
Other non-current assets		399	337	313
Total non-current assets		23,160	15,161	15,266
Current:
Current derivative assets		121	40	9
Current tax assets		22	19	13
Inventories		1,236	681	795
Amounts receivable from related parties	10	109	150	95
Trade accounts receivable		2,457	1,439	1,776
Other current assets		241	224	216
Cash and cash equivalents		1,824	1,523	893
Total current assets		6,010	4,076	3,797
Total assets		29,170	19,237	19,063
LIABILITIES
Non-current:
Borrowings, less current portion	8	11,806	6,382	6,343
Employee benefit liabilities		156	283	350
Non-current provisions	12	56	83	54
Non-current derivative liabilities		63	15	34
Deferred tax liabilities		3,507	2,134	2,122
Non-current tax liabilities		128	131	261
Other non-current liabilities		38	44	45
Total non-current liabilities		15,754	9,072	9,209
Current:
Current portion of borrowings	8	1,752	805	762
Current portion of employee benefit liabilities		12	13	15
Current provisions	12	157	154	172
Current derivative liabilities		32	62	63
Current tax liabilities		230	171	81
Amounts payable to related parties	10	307	181	232
Trade and other payables		4,131	2,754	2,697
Total current liabilities		6,621	4,140	4,022
Total liabilities		22,375	13,212	13,231
EQUITY
Share capital		5	5	5
Share premium		210	192	184
Merger reserves		287	287	287
Other reserves		(386)	(537)	(647)
Retained earnings		6,454	6,078	6,003
Equity attributable to shareholders		6,570	6,025	5,832
Non-controlling interest	9	225	—	—
Total equity		6,795	6,025	5,832
Total equity and liabilities		29,170	19,237	19,063

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

		Six Months Ended
		2 July 2021	26 June 2020
	Note	€ million	€ million
Cash flows from operating activities:
Profit before taxes		455	211
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	6	300	303
Amortisation of intangible assets	5	42	29
Share-based payment expense		4	—
Finance costs, net		64	55
Income taxes paid		(58)	(79)
Changes in assets and liabilities:
(Increase) in trade and other receivables		(384)	(144)
(Increase) in inventories		(144)	(83)
Increase in trade and other payables		503	41
Increase/(decrease) in net payable receivable from related parties		121	(5)
(Decrease)/increase in provisions		(23)	32
Change in other operating assets and liabilities		28	(7)
Net cash flows from operating activities		908	353
Cash flows from investing activities:
Acquisition of bottling operations, net of cash acquired		(5,145)	—
Purchases of property, plant and equipment		(115)	(241)
Purchases of capitalised software		(42)	(33)
Proceeds from sales of property, plant and equipment		20	35
Investments in equity instruments		—	(3)
Other investing activity, net		16	—
Net cash flows used in investing activities		(5,266)	(242)
Cash flows from financing activities:
Proceeds from borrowings, net	8	4,877	855
Proceeds from short-term borrowings	8	305	94
Repayments on third party borrowings	8	(468)	(227)
Payments of principal on lease obligations		(65)	(60)
Interest paid, net		(58)	(59)
Purchase of own shares under share buyback programme		—	(129)
Exercise of employee share options		18	6
Other financing activities, net		4	(1)
Net cash flows from financing activities		4,613	479
Net change in cash and cash equivalents		255	590
Net effect of currency exchange rate changes on cash and cash equivalents		46	(13)
Cash and cash equivalents at beginning of period		1,523	316
Cash and cash equivalents at end of period		1,824	893

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola Europacific Partners plc
Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

	Share capital	Share premium	Merger reserves	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2019	5	178	287	(449)	6,135	6,156	—	6,156
Profit after taxes	—	—	—	—	126	126	—	126
Other comprehensive expense	—	—	—	(198)	(126)	(324)	—	(324)
Total comprehensive income	—	—	—	(198)	—	(198)	—	(198)
Issue of shares during the period	—	6	—	—	—	6	—	6
Share-based payment tax effects	—	—	—	—	(3)	(3)	—	(3)
Own shares purchased under share buyback programme	—	—	—	—	(129)	(129)	—	(129)
Balance as at 26 June 2020	5	184	287	(647)	6,003	5,832	—	5,832

Balance as at 31 December 2020	5	192	287	(537)	6,078	6,025	—	6,025
Profit after taxes	—	—	—	—	244	244	2	246
Other comprehensive income	—	—	—	235	125	360	3	363
Total comprehensive income	—	—	—	235	369	604	5	609
Non-controlling interests recognised relating to business combination	—	—	—	—	—	—	220	220
Cash flow hedge gains transferred to goodwill relating to business combination	—	—	—	(84)	—	(84)	—	(84)
Issue of shares during the period	—	18	—	—	—	18	—	18
Equity-settled share-based payment expense	—	—	—	—	4	4	—	4
Share-based payment tax effects	—	—	—	—	3	3	—	3
Balance as at 2 July 2021	5	210	287	(386)	6,454	6,570	225	6,795

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Notes to the Condensed Consolidated Interim Financial Statements
Note 1
GENERAL INFORMATION AND BASIS OF PREPARATION
On 10 May 2021, Coca-Cola European Partners plc acquired Coca-Cola Amatil Limited (CCL or API), and subsequently changed its name to Coca-Cola Europacific Partners plc (the Company, or Parent Company). The Company and its subsidiaries (together CCEP, or the Group) are a leading consumer goods group in Western Europe and the Asia Pacific region, making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages.
Refer to Note 2 for further details about the acquisition of API.
The Company has ordinary shares with a nominal value of €0.01 per share (Shares). CCEP is a public company limited by shares, incorporated under the laws of England and Wales with the registered number in England of 09717350. The Group’s Shares are listed and traded on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange and on the Spanish Stock Exchanges. The address of the Company’s registered office is Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom.
These condensed consolidated interim financial statements do not constitute statutory accounts as defined by Section 434 of the Companies Act 2006. They have been reviewed but not audited by the Group’s auditor. The statutory accounts for the Company for the year ended 31 December 2020, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), IFRS as adopted pursuant to Regulation (EC) No 1606/2002 as it applies within the European Union (EU) and in accordance with international accounting standards in conformity with the provisions of the UK Companies Act 2006, have been delivered to the Registrar of Companies. The auditor’s opinion on those accounts was unqualified and did not contain a statement made under section 498 (2) or (3) of the Companies Act 2006.
Impact of COVID-19 pandemic
The COVID-19 pandemic and related response measures have had and may continue to have an adverse effect on global economic conditions, as well as our business, results of operations, cash flows and financial condition. At this time, we cannot predict the degree to which, or the time period over which, our business will continue to be affected by COVID-19 and the related response measures. These impacts limit the comparability of these condensed consolidated interim financial statements with prior periods.
In addition, as part of the preparation of these condensed consolidated interim financial statements, we have considered the impact of Covid-19 on our accounting policies and judgements and estimates. The key accounting impacts and considerations for the Group are included in the relevant notes herein.
Basis of Preparation and Accounting Policies
The condensed consolidated interim financial statements of the Group have been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as issued by the International Accounting Standards Board, UK adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority and should be read in conjunction with our 2020 Consolidated Financial Statements. The annual financial statements of the group for the year-ended 31 December 2021 will be prepared in accordance with IFRS as issued by the International Accounting Standards Board and UK adopted International Accounting Standards.
The 2020 Consolidated Financial Statements include a full description of the Group’s accounting policies. The same accounting policies and methods of computation have been used as described in the 2020 Consolidated Financial Statements, with the exception of taxes on income. Taxes on income in interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.
During the period, we performed an interim review and revaluation of certain pension schemes and recorded a pension remeasurement adjustment, primarily relating to changes in certain financial assumptions for our GB Scheme. These changes resulted in a €129 million reduction to the employment benefit liability and a corresponding credit to Other Comprehensive Income.
Several amendments and interpretations apply for the first time in 2021, but do not have a material impact on the condensed consolidated interim financial statements of the Group.
Reporting periods
Results are presented for the interim period from 1 January 2021 to 2 July 2021.
The Group’s financial year ends on 31 December. For half-yearly reporting convenience, the first six month period closes on the Friday closest to the end of the interim calendar period. There were three more selling days in the six months ended 2 July 2021 versus the six months ended 26 June 2020, and there will be four fewer selling days in the second six months of 2021 versus the second six months of 2020 (based upon a standard five-day selling week).

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The following table summarises the number of selling days, for the years ended 31 December 2021 and 31 December 2020 (based on a standard five-day selling week):

	Half year	Full year
2021	131	261
2020	128	262
Change	3	-1
Trading seasonality
In addition to the impact of the COVID-19 pandemic outlined above, operating results for the first half of 2021 may not be indicative of the results expected for the year ended 31 December 2021 as sales of the Group’s products are seasonal. In Europe, the second and third quarters typically account for higher unit sales of the Group’s products than the first and fourth quarters. In the Group’s Asia Pacific territories, the fourth quarter would typically reflect higher sales volumes in the year. The seasonality of the Group’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Group’s results for the first half of the year. Additionally, year-over-year shifts in holidays, selling days and weather patterns can impact the Group’s results on an annual or half-yearly basis.
Exchange rates
The Group’s reporting currency is the Euro. CCEP translates the income statements of non-Euro functional currency subsidiary operations to the Euro at average exchange rates and the balance sheets at the closing exchange rate as at the end of the period.
The principal exchange rates used for translation purposes in respect of one Euro were:

	Average for the period ended[1]		Closing as at
	2 July 2021	26 June 2020	2 July 2021	31 December 2020	26 June 2020
UK Sterling	1.15	1.15	1.16	1.11	1.10
US Dollar	0.83	0.91	0.84	0.81	0.89
Norwegian Krone	0.10	0.09	0.10	0.10	0.09
Swedish Krone	0.10	0.09	0.10	0.10	0.10
Icelandic Krone	0.01	0.01	0.01	0.01	0.01
Australian Dollar	0.64	n/a	0.63	n/a	n/a
Indonesian Rupiah[2]	0.06	n/a	0.06	n/a	n/a
New Zealand Dollar	0.59	n/a	0.59	n/a	n/a
Papua New Guinean Kina	0.24	n/a	0.24	n/a	n/a
[1] For current year period European rates and US dollar are calculated as average for the period 1 January 2021 to 2 July 2021. Asia Pacific rates are calculated as average for the period from 10 May 2021 to 2 July 2021.
[2] Indonesian Rupiah is shown as 1000 IDR versus 1 EUR.
Note 2
BUSINESS COMBINATIONS
API was one of the largest bottlers and distributors of ready to drink non-alcoholic and alcoholic beverages and coffee in the Asia Pacific region and was the authorised bottler and distributor of The Coca-Cola Company’s (TCCC) beverage brands in Australia, New Zealand and Pacific Islands, Indonesia and Papua New Guinea.
In November 2020, CCEP and API entered into a binding Scheme Implementation Deed (the Scheme) for the acquisition of 69.2% of the entire existing issued share capital of API, which was held by shareholders other than TCCC. CCEP also entered into a Co-operation and Sale Deed with TCCC with respect to the acquisition of TCCC's 30.8% interest in API (the Co-operation agreement), conditional upon the implementation of the Scheme. During H1 2021, the required shareholder, regulatory and court approvals were obtained and on, 10 May 2021 the Company acquired 100% of the issued and outstanding shares of API (the Acquisition).
Shareholders other than TCCC received A$13.32 per share in cash, totalling cash consideration paid of A$6,673 million. TCCC received A$9.39 and A$10.57 per share for 10.8% and 20%, respectively, of the remaining API shares held by TCCC. Cash consideration paid to TCCC was A$893 million and USD1,046 million. The fair value of the consideration transferred at the acquisition date was €5,752 million.
The business combination is being accounted for under IFRS 3, “Business Combinations”, using the acquisition method, with CCEP considered as the accounting acquirer. The operations of the acquired businesses are extensive and complex, and the initial accounting for the Acquisition is provisional at the end of the current reporting period. The Company is in the process of finalising the fair values for certain acquired assets, including intangible assets, property, plant and equipment, right of use assets, and inventory. In addition, the Company is still gathering information about income taxes, deferred taxes, liabilities

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and provisions based on facts that existed as at the date of the Acquisition. Accordingly, the Company has recognised provisional amounts for these items. During the measurement period, which will not extend beyond 9 May 2022, the Company will adjust the provisional amounts recognised at the acquisition date to reflect new information obtained about facts and circumstances that existed as at the acquisition date that, if known, would have affected the measurement of the amounts recognised as at that date.
The following table details the Euro equivalent consideration and provisional fair values of assets and liabilities acquired:

€ million

Intangible assets	4,302
Property, plant and equipment	1,620
Non-current derivative assets	70
Deferred tax assets	5
Other non-current assets	56
Current derivative assets	24
Current tax assets	19
Inventories	457
Amounts receivable from related parties	34
Trade accounts receivable	603
Other current assets	54
Cash and cash equivalents	523
Borrowings, less current portion	(1,253)
Employee benefit liabilities	(37)
Non-current derivative liabilities	(72)
Deferred tax liabilities	(1,228)
Non-current tax liabilities	(6)
Current portion of borrowings	(384)
Current portion of employee benefit liabilities	(45)
Current provisions	(9)
Current derivative liabilities	(35)
Current tax liabilities	(12)
Amounts payable to related parties	(77)
Trade and other payables	(804)
Net identifiable assets acquired	3,805
Non-controlling interest	(220)
Cash flow hedge gains transferred to goodwill relating to business combination	84
Goodwill	2,083
Fair value of consideration	5,752
Intangible assets include both indefinite life and definite life intangible assets. Indefinite life intangible assets mainly include bottling agreements with TCCC, which provide the Company with the exclusive rights to prepare, package, distribute and sell TCCC branded products in the territories in which it operates. Definite life intangible assets include distribution agreements with other brand partners, customer relationships and capitalised software.
Bottling agreements with TCCC, distribution agreements with other brand partners and customer relationships have been provisionally valued using a multi-period excess earnings model, whereby the value of a specific intangible asset is estimated from the excess earnings after fair returns on all other assets employed have been deducted from the business’s after-tax operating earnings. Brand assets have been provisionally valued based on a payment relief method, estimating the value of future foregone payments to a brand owner over the life of the asset by virtue of owning the asset. Capitalised software has been valued using a replacement cost approach, representing the current cost to replace the existing asset in its current state.
Whilst the bottling agreements with TCCC contain no automatic right of renewal, the Company believes that the interdependent relationship with TCCC and the substantial cost and disruption to TCCC that would be caused by non-renewals ensures that these agreements will continue to be renewed and, therefore, are essentially perpetual. After evaluating the contractual provisions of the bottling agreements, the mutually beneficial relationship with TCCC and history of renewals, the Company has assigned indefinite lives to all such intangible assets. Refer to Note 5 for further details about the Company’s intangible assets and goodwill.
Goodwill of €2,083 million has been recognised in connection with the Acquisition, representing the excess of consideration transferred over the provisional fair values of the net identifiable assets acquired and non-controlling interests, less the cash

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flow hedge gains of €84 million. The cash flow hedge gains relate to the deal contingent foreign currency forwards which were reclassified from the cash flow hedge reserves and included in goodwill upon settlement.
The goodwill is attributable to new growth opportunities, workforce and synergies of the combined business operations, and it is not expected to be deductible for tax purposes.
Property, plant and equipment has been provisionally valued using a variety of valuation techniques depending on the local market and the highest and best use of each asset. These techniques include capitalisation of comparable net market income, depreciated replacement cost and sales comparison approach. Included within Property, plant and equipment are right of use assets which have been provisionally valued at €315 million. A corresponding lease liability of €310 million is included within Borrowings.
Inventory has been provisionally valued based on estimated sales value less cost of disposal. The Company recorded a fair value adjustment to increase the carrying value of finished goods on hand at the time of the Acquisition by €48 million. This adjustment is included within cost of sales in the Condensed Consolidated Interim Income Statement for the six months ended 2 July 2021 as the inventory was sold during the period.
The fair value of acquired trade accounts receivable, net is €603 million. The gross contractual amount related to these receivables is €618 million, of which €15 million is expected to be uncollectible.
Included within Cash and cash equivalents at the acquisition date are Papua New Guinea cash assets of €79 million denominated in local currency (Kina). Government-imposed currency controls impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group. As at 2 July 2021, €82 million remains subject to these restrictions.
At the acquisition date, the Group has elected to measure components of non-controlling interests in API at fair value. The fair value of non-controlling interests represents the fair value of TCCC’s 29.4% ownership interest in PT Coca-Cola Bottling Indonesia, plus non-controlling interests with respect to Paradise Beverages (Fiji) Group and Samoa Breweries Limited. Fair value has been derived primarily using applicable enterprise value based on discounted future cash flow projections.
From acquisition, API contributed revenue of €533 million and profit before tax of €9 million to the Group for the period to 2 July 2021. If the Acquisition had taken place at the beginning of the year, pro forma revenue and profit before tax for CCEP for the six months ended 2 July 2021 would have been €7.0 billion and €478 million, respectively.
Acquisition-related costs of €40 million and €3 million are included in administrative expenses and finance costs, respectively, in the Condensed Consolidated Interim Income Statement for the six months ended 2 July 2021. Cash payments for acquisition-related exceptional costs are included in operating cash flows in the Condensed Consolidated Interim Statement of Cash Flows.
Note 3
OPERATING SEGMENTS
Description of segments and principal activities
Following the acquisition of API, the Group reevaluated its segment reporting under IFRS 8, “Operating Segments”. The Group continues to derive its revenues through a single business activity, which is making, moving and selling ready to drink beverages, primarily non-alcoholic beverages. The acquisition of API has broadened the Group’s geographic footprint which now includes Australia, New Zealand and Pacific Islands, Indonesia and Papua New Guinea. These territories collectively make up the Australia, Pacific and Indonesia (API) segment. Based on the governance structure of the Group, including decision making authority and oversight, the Group’s Board continues to be its Chief Operating Decision Maker (CODM), and the Group now has two operating segments, Europe, representing the pre-acquisition territories of CCEP, and API. The Board, as the CODM, allocates resources and evaluates performance of its operating segments based on volume, revenue and comparable operating profit. Comparable operating profit excludes items impacting the comparability of period over period financial performance.

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	Six Months Ended 2 July 2021			Six Months Ended 26 June 2020
	Europe	API	Total	Europe	API	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Revenue[1]	5,385	533	5,918	4,837	—	4,837
Operating profit (comparable)[1]	631	60	691	398	—	398
Including depreciation and amortisation (comparable)	(285)	(36)	(321)	(303)	—	(303)
Items impacting comparability[2]			(171)			(130)
Total reported operating profit			520			268
Total finance costs, net			(64)			(55)
Non-operating items			(1)			(2)
Profit before Tax			455			211
[1] If the acquisition of API had taken place at the beginning of the year, pro forma revenue and operating profit (comparable) for API for the six months ended 2 July 2021 would have been €1,589 million and €171 million, respectively.
[2] Items affecting the comparability of period-over-period financial performance including restructuring charges, acquisition and integration related costs, inventory fair value step up related to acquisition accounting and impact of the closure of the GB defined benefit pension scheme. Refer to pages 7-9 for further detail.
No single customer accounted for more than 10% of the Group’s revenue during the six months ended 2 July 2021 and 26 June 2020.
Revenue by geography
The following table summarises revenue from external customers by geography, which is based on the origin of the sale:

	Six Months Ended
	2 July 2021	26 June 2020
Revenue	€ million	€ million
Great Britain	1,192	1,026
Germany	1,091	1,014
Iberia[1]	1,069	917
France[2]	896	808
Belgium/Luxembourg	454	426
Netherlands	266	250
Norway	200	199
Sweden	179	162
Iceland	38	35
Australia	328	—
New Zealand and Pacific Islands	85	—
Indonesia and Papua New Guinea	120	—
Total revenue	5,918	4,837
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.
Note 4
EARNINGS PER SHARE
Basic earnings per share is calculated by dividing profit after taxes attributable to equity shareholders by the weighted average number of Shares in issue and outstanding during the period. Diluted earnings per share is calculated in a similar manner, but includes the effect of dilutive securities, principally share options, restricted stock units and performance share units. Share-based payment awards that are contingently issuable upon the achievement of specified market and/or performance conditions are included in the diluted earnings per share calculation based on the number of Shares that would be issuable if the end of the period was the end of the contingency period.

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The following table summarises basic and diluted earnings per share calculations for the periods presented:

	Six Months Ended
	2 July 2021	26 June 2020
Profit after taxes attributable to equity shareholders (€ million)	244	126
Basic weighted average number of Shares in issue[1] (million)	455	455
Effect of dilutive potential Shares[2] (million)	2	2
Diluted weighted average number of Shares in issue[1] (million)	457	457
Basic earnings per share (€)	0.54	0.28
Diluted earnings per share (€)	0.53	0.28
[1] As at 2 July 2021 and 26 June 2020, the Group had 455,853,051 and 454,163,561 Shares, respectively, in issue and outstanding.
[2] For the six months ended 2 July 2021 and 26 June 2020, there were no outstanding options to purchase Shares excluded from the diluted earnings per share calculation. The dilutive impact of the remaining options outstanding, unvested restricted stock units and unvested performance share units was included in the effect of dilutive securities.
Note 5
INTANGIBLE ASSETS AND GOODWILL
The following table summarises the movement in net book value for intangible assets and goodwill during the six months ended 2 July 2021:

	Intangible assets	Goodwill
	€ million	€ million
Net book value as at 31 December 2020	8,414	2,517
Acquisition of API	4,302	2,083
Additions	42	—
Amortisation expense	(42)	—
Currency translation adjustments	(10)	(21)
Net book value as at 2 July 2021	12,706	4,579
For the Group’s Iberia CGU, the headroom in the 2020 impairment analysis was approximately 25%. Whilst the Iberian business has continued to be impacted by COVID-19 during 2021, trading is in line with the projections used in the 2020 impairment analysis. We continue to expect the impact of COVID-19 to be temporary and for the Iberia CGU to return to pre COVID-19 profitability levels in the near term.

Note 6
PROPERTY, PLANT AND EQUIPMENT
The following table summarises the movement in net book value for property, plant and equipment during the six months ended 2 July 2021:

Total
€ million
Net book value as at 31 December 2020	3,860
Acquisition of API	1,620
Additions	148
Disposals	(22)
Depreciation expense	(300)
Currency translation adjustments	9
Net book value as at 2 July 2021[1]	5,315
[1] The net book value of property, plant and equipment includes right of use assets of €661 million, of which €315 million was acquired as part of the Acquisition.

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Note 7
FAIR VALUES AND FINANCIAL RISK MANAGEMENT
Fair Value Measurements
All assets and liabilities for which fair value is measured or disclosed in the condensed consolidated interim financial statements are categorised in the fair value hierarchy as described in our 2020 Consolidated Financial Statements.
The fair values of the Group’s cash and cash equivalents, trade accounts receivable, amounts receivable from related parties, trade and other payables, and amounts payable to related parties approximate their carrying amounts due to their short-term nature.
The fair values of the Group’s borrowings are estimated based on borrowings with similar maturities and credit quality and current market interest rates. These are categorised in Level 2 of the fair value hierarchy as the Group uses certain pricing models and quoted prices for similar liabilities in active markets in assessing their fair values. The total fair value of borrowings as at 2 July 2021 and 31 December 2020, was €13.9 billion and €7.6 billion, respectively. This compared to the carrying value of total borrowings as at 2 July 2021 and 31 December 2020 of €13.6 billion and €7.2 billion, respectively. Refer to Note 8 for further details regarding the Group’s borrowings.
The Group’s derivative assets and liabilities are carried at fair value, which is determined using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument taking into account credit risk. The fair value of our derivative contracts (including forwards, options, cross-currency swaps and interest rate swaps) are determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward, and discount rates. The standard valuation model for the option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third-party resource. As at 2 July 2021 and 31 December 2020, the total value of derivative assets was €260 million and €46 million, respectively. As at 2 July 2021 and 31 December 2020, the total value of derivative liabilities was €95 million and €77 million, respectively. During the period, €139 million of gains have been recorded within Other Comprehensive Income, primarily related to increases in fair value on commodity related hedging instruments.
For assets and liabilities that are recognised in the condensed consolidated interim financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation at the end of each reporting period. There have been no transfers between Level 1 and Level 2 during the periods presented.
Financial Instruments Risk Management Objectives and Policies
The Group’s activities expose it to several financial risks including market risk, credit risk, and liquidity risk. Financial risk activities are governed by appropriate policies and procedures to minimise the uncertainties these risks create over the Group’s future cash flows. Such policies are developed and approved by the Group’s Treasury and Commodities Risk Committee through the authority provided to it by the Group’s Board of Directors. There have been no changes in the risk management policies since the year end.

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Note 8
BORROWINGS AND LEASES
Borrowings Outstanding
The following table summarises the Group’s borrowings as at the dates presented:

	2 July 2021	31 December 2020
	€ million	€ million
Non-current:
Euro denominated bonds	8,643	6,113
Foreign currency bonds (swapped into Euro)[1]	1,674	—
Australian dollar denominated bonds[2]	530	—
Foreign currency bonds (swapped into Australian Dollar)[1,2]	436	—
Lease obligations	523	269
Total non-current borrowings	11,806	6,382

Current:
Commercial paper	305	—
Euro denominated bonds	1,051	350
Foreign currency bonds (swapped into Euro)[1]	—	359
Australian dollar denominated bonds[2]	242	—
Foreign currency bonds (swapped into Australian Dollar)[1,2]	23	—
Bank overdrafts	2	—
Lease obligations	129	96
Total current borrowings	1,752	805
[1] Cross currency swaps are used by the Group to swap foreign currency bonds into the required local currency.
[2] Included within the Group's borrowings as at 2 July 2021 are the bonds acquired as part of the acquisition of API. These bonds are either denominated in A$ or swapped back to A$ using cross currency swaps.
During the period, and in connection with the Acquisition, the Group received net proceeds from new borrowings in the period of €4,877 million. The proceeds are included within Euro denominated bonds and Foreign currency bonds (swapped into Euro) as follows: €800 million 0% Notes due 2025, €700 million 0.5% Notes due 2029, €1,000 million 0.875% Notes due 2033, €750 million 1.5% Notes due 2041 and $850 million 0.5% Notes due 2023, $650 million 0.8% Notes due 2024, $500 million 1.5% Notes due 2027, respectively.
Separately, during the period, the Group repaid prior to maturity the following Foreign currency bonds: $248 million 4.5% Notes due September 2021 and $192 million 3.25% Notes due August 2021.
During the period, and in connection with the Acquisition, the amount available under the Group’s multi currency credit facility was increased from €1.5 billion to €1.95 billion. The facility was undrawn at 2 July 2021.
The Group’s borrowings as at 2 July 2021 include borrowings issued by Coca-Cola Amatil Limited, Coca-Cola Amatil (NZ) Limited and Coca-Cola Amatil (Aust) Pty Ltd prior to the Acquisition. All borrowings issued by Coca-Cola Amatil Limited, Coca-Cola Amatil (NZ) Limited and Coca-Cola Amatil (Aust) Pty Ltd have been fully and unconditionally guaranteed on an unsecured basis by Coca-Cola Europacific Partners plc.
Note 9
EQUITY
Share Capital
As at 2 July 2021, the Company had issued and fully paid 455,853,051 Shares. Shares in issue have one voting right each and no restrictions related to dividends or return of capital. The share capital increased during the six months ended 2 July 2021 from the issue of 1,207,541 Shares, following the exercise of share-based payment awards.
Dividends
No dividends were declared or paid in the first six months of both 2021 and 2020.

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Non-controlling interests
As part of the Acquisition, non-controlling interests (NCI) of €220 million have been recognised at fair value at the acquisition date with respect to PT Coca-Cola Bottling Indonesia, Paradise Beverages (Fiji) Group and Samoa Breweries Limited, of which €216 million relates to TCCC’s 29.4% ownership interest in PT Coca-Cola Bottling Indonesia. The Group will record changes in NCI based upon post-Acquisition results for the year and movements in reserves.
As at 2 July 2021, Paradise Beverages (Fiji) Group and Samoa Breweries Limited have numerous investors as non-controlling interest shareholders owning 9.9% and 6.1%, respectively. TCCC’s 29.4% ownership interest in PT Coca-Cola Bottling Indonesia remains unchanged.
Note 10
RELATED PARTY TRANSACTIONS
For the purpose of these condensed consolidated interim financial statements, transactions with related parties mainly comprise transactions between subsidiaries of the Group and the related parties of the Group.
Transactions with The Coca-Cola Company (TCCC)
During the period, CCEP entered into a Co-operation and Sale Deed with TCCC with respect to the acquisition of TCCC's 30.8% interest in API. Refer to Note 2 for further detail on the acquisition of API.
TCCC exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. As at 2 July 2021, 19.3% of the total outstanding Shares in the Group were owned by European Refreshments, a wholly owned subsidiary of TCCC. The Group is a key bottler of TCCC products and has entered into bottling agreements with TCCC to sell, make and distribute products of TCCC in the Group’s territories. The Group purchases concentrate from TCCC and also receives marketing funding to help promote the sale of TCCC products. Bottling agreements with TCCC for each of the Group’s territories extend through 28 May 2026, with terms of 10 years, with each containing the right for the Group to request a 10-ear renewal. Additionally, two of the Group’s 17 Directors were nominated by TCCC, one of whom is also an employee of TCCC.
The principal transactions with TCCC are for the purchase of concentrate, syrup and finished goods. The following table summarises the transactions with TCCC that directly impacted the Condensed Consolidated Interim Income Statement for the periods presented:

	Six Months Ended
	2 July 2021	26 June 2020
	€ million	€ million
Amounts affecting revenue[1]	22	22
Amounts affecting cost of sales[2]	(1,438)	(1,240)
Amounts affecting operating expenses[3]	4	(2)
Total net amount affecting the Consolidated Income Statement	(1,412)	(1,220)
[1] Amounts principally relate to fountain syrup and packaged product sales.
[2] Amounts principally relate to the purchase of concentrate, syrup, mineral water and juice as well as funding for marketing programmes.
[3] Amounts principally relate to costs associated with new product development initiatives and support funding.

The following table summarises the transactions with TCCC that impacted the Consolidated Statement of Financial Position as at the dates presented:

	2 July 2021	31 December 2020
	€ million	€ million
Amount due from TCCC	90	146
Amount payable to TCCC	282	167

As part of the Acquisition of API, non-controlling interests of €216 million have been recognised which relates to TCCC’s 29.4% ownership interest in PT Coca-Cola Bottling Indonesia (refer to Note 9).
Transactions with Cobega companies
Cobega exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. Cobega S.A. indirectly owned 36.4% of the total outstanding Shares of the Group as at 2 July 2021 through its ownership interest in Olive Partners S.A. Additionally, five of the Group’s 17 Directors, including the Chairman, were nominated by Olive Partners S.A., three of whom are affiliated with Cobega S.A.

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The principal transactions with Cobega are for the purchase of juice concentrate and packaging materials. The following table summarises the transactions with Cobega that directly impacted the Condensed Consolidated Interim Income Statement for the periods presented:

	Six Months Ended
	2 July 2021	26 June 2020
	€ million	€ million
Amounts affecting cost of sales[1]	(21)	(21)
Amounts affecting operating expenses[2]	(5)	(4)
Total net amount affecting the Consolidated Income Statement	(26)	(25)
[1] Amounts principally relate to the purchase of packaging materials.
[2] Amounts principally relate to certain costs associated with maintenance, repair services and rent.
The following table summarises the transactions with Cobega that impacted the Consolidated Statement of Financial Position as at the dates presented:

	2 July 2021	31 December 2020
	€ million	€ million
Amount due from Cobega	5	4
Amount payable to Cobega	17	14
Transactions with Other Related Parties
In connection with the Acquisition, a number of API investments in joint ventures, associates and other related parties were acquired. The fair value of these investments at acquisition date has been provisionally valued at €35 million and included within other non-current assets.
The joint venture investments relate to interests in Australian Beer Company Pty Ltd, a manufacturer of alcoholic beverages,
Container Exchange (Services) Pty Ltd, a service provider supporting the operation of container refund schemes in certain Australian states and Mahija Parahita Nusantara Foundation & PT Amandina Bumi Nusantara, a PET recycling plant in Indonesia.
The associate investments relate to interests in Exchange for Change (NSW) Pty Ltd, Exchange for Change (ACT) Pty Ltd and Exchange for Change (Australia) Pty Ltd, scheme coordinators and a holding company of container deposit schemes in certain Australian states and territories.
The other related parties relate to Container Exchange (Qld) Ltd and WA Return Recycle Renew Ltd, scheme coordinators of container despot schemes in certain Australian states over which significant influence is held.
Charges in the period of €28 million relating to joint ventures, associates and other related parties were recorded in cost of sales and principally related to the purchase of finished product and container deposit scheme charges in Australia.
A 45% ownership interest in each of Made (Aust) Pty Ltd, Made Manufacturing Pty Ltd and Made Brands Pty Ltd, included as part of the Acquisition, was sold during the period to the controlling shareholders for total cash consideration of €21 million. No gain or loss was recognised on the transaction.
All transactions with these related parties are conducted under normal commercial terms and conditions. Receivable and payable balances at period end are unsecured and settlement occurs in cash.
Note 11
TAXES
The same accounting policies and methods of computation have been applied as described in the 2020 Consolidated Financial Statements, with the exception of taxes on income. Taxes on income in interim periods are accrued using the tax rate that would be applicable to the expected total annual profit or loss.
The effective tax rate (ETR) was 46% and 40% for the six months ended 2 July 2021 and 26 June 2020, respectively, and 28% for the year ended 31 December 2020. The ETR has been calculated by applying the weighted average annual ETR excluding discrete items of 22% and 24% to the profit before tax for the six months ended 2 July 2021 and 26 June 2020, respectively. The weighted average annual ETR includes utilisation of previously unrecognised losses and reassessment of uncertain tax positions.
For the six months ended 2 July 2021, the effective tax rate includes a €118 million impact related to the revaluation of deferred tax liabilities due to an increase in the UK statutory income tax rate from 19% to 25% effective from 1 April 2023 that was enacted during the first half of 2021. The revaluation increased the tax rate by 26%.

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The following table summarises the major components of income tax expense for the periods presented:

	2 July 2021	26 June 2020
	€ million	€ million
Current income tax:
Current income tax charge	125	74
Adjustment in respect of current income tax from prior periods	(13)	5
Total current tax	112	79
Deferred tax:
Relating to the origination and reversal of temporary differences	(25)	(24)
Adjustment in respect of deferred income tax from prior periods	4	(7)
Relating to changes in tax rates or the imposition of new taxes	118	37
Total deferred tax	97	6
Income tax charge per the Consolidated Income Statement	209	85
Tax Provisions
The Group is routinely under audit by taxing authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. The Group maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. As at 2 July 2021, €139 million of these provisions are included in current tax liabilities and the remainder is included in non-current tax liabilities. There has been no material change in tax provisions since 31 December 2020.
The Group reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax matters, it is possible that at some future date, liabilities resulting from audits or litigation could vary significantly from the Group’s provisions.When an uncertain tax liability is regarded as probable, it is measured on the basis of the Group’s best estimate.
The Group has received tax assessments in certain jurisdictions for potential tax related to the Group’s purchases of concentrate. The value of the Group’s concentrate purchases is significant, and therefore, the tax assessments are substantial. The Group strongly believes the application of tax has no technical merit based on applicable tax law, and its tax position would be sustained. Accordingly, the Group has not recorded a tax liability for these assessments and is vigorously defending its position against these assessments.
Note 12
PROVISIONS, COMMITMENTS AND CONTINGENCIES
The following table summarises the movement of provisions for the periods presented:

	Restructuring Provision	Other Provisions[1]	Total
	€ million	€ million	€ million
Balance as at 31 December 2020	208	29	237
Acquisition of API	9	—	9
Charged/(credited) to profit or loss:
Additional provisions recognised	73	3	76
Unused amounts reversed	(9)	—	(9)
Utilised during the period	(102)	—	(102)
Translation	1	1	2
Balance as at 2 July 2021	180	33	213
______________________
[1] Other provisions primarily relate to decommissioning provisions, property tax assessment provisions and legal reserves.
As part of the Accelerate Competitiveness programme, the Group announced further proposals during the first half of 2021, including certain productivity initiatives in Iberia. Restructuring charges of €50 million associated with these initiatives have been recorded during the six months ended 2 July 2021 related to expected severance costs.
Commitments
Other than additional commitments of €0.1 billion related to API, as at 2 July 2021, there have been no significant changes in the commitments of the Group since 31 December 2020. Refer to Note 22 of the 2020 Consolidated Financial Statements for further details about the Group’s commitments.

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Contingencies
Other than disclosed below, there have been no significant changes in contingencies since 31 December 2020. Refer to Note 22 of the 2020 Consolidated Financial Statements for further details about the Group’s contingencies.
In relation to API, on 24 July 2020, a subsidiary ‘Associated Products & Distribution Proprietary Limited’ (APD), was joined to proceedings in the Supreme Court of Queensland between a Glencore joint venture and the State of Queensland, whereby APD’s entitlement to royalties, from its sub-surface strata and associated mineral rights, has been challenged by the State of Queensland. Since 2014, the Group has received approximately €50 million in royalties. Since the proceedings commenced in 2020, royalty payments have been paid directly to court.
The proceedings remain ongoing and the Group intends to defend the matter robustly.
Note 13
EVENTS AFTER THE REPORTING PERIOD
During July 2021, heavy rainfall and flash flooding in Belgium and Germany caused significant damage to our manufacturing facilities in Chaudfontaine and Bad Neuenahr. The Group has incurred, and expects to continue to incur, incremental costs related to these severe weather events as well as lost revenues from business interruption, particularly in Chaudfontaine. The Group’s insurance policies provide coverage for such events, and we are currently working with our insurer on the related claims. At this point, the Group does not expect the net impact of the flooding and related insurance claims to have a material impact on its financial position or results from operations.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: 2 September 2021	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer